Exhibit 99.1

Interim Report
As of and for the three and nine months ended September 30, 2020

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (the “2014 Merger”, at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), or any one or more of them, as the context may require. References to “Fiat” refer solely to the Fiat brand and “Fiat S.p.A.” refer to Fiat S.p.A., the predecessor of FCA NV prior to the 2014 Merger. References to “FCA US” refer to FCA US LLC, formerly known as Chrysler Group LLC, together with its direct and indirect subsidiaries.
All references in this Interim Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (“U.S.”).

Forward-Looking Statements
Statements contained in this Interim Report, in particular the section entitled “Outlook” and those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:
•the extent and duration of the COVID-19 pandemic’s impact on supply chains, the Group’s production and distribution channels, demand in the Group’s end markets, and the broader impact on financial markets and the global economy;
•our ability to launch products successfully and to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations;
•our ability to expand certain of our brands globally;
•our ability to offer innovative, attractive products;
•our ability to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and automated-driving characteristics;
•various types of claims, lawsuits, governmental investigations and other contingencies affecting us, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the intense level of competition in the automotive industry, which may increase due to consolidation;
•our ability to complete, and realize expected synergies following completion of, our proposed merger with Peugeot S.A., including the expected cumulative implementation costs;

•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for our dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;
•our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;
•a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles;
•our ability to realize anticipated benefits from joint venture arrangements in certain emerging markets;
•our ability to successfully implement and execute strategic initiatives and transactions, including our plans to separate certain businesses;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•increases in costs, disruptions of supply or shortages of raw materials;
•developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•political and civil unrest;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this Interim Report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this Interim Report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this Interim Report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Interim Report.

MANAGEMENT DISCUSSION AND ANALYSIS
COVID-19 update
During the first half of 2020, the COVID-19 virus spread worldwide and was declared a pandemic by the World Health Organization on March 11, 2020. In response, many governments in affected jurisdictions imposed travel bans, quarantines and other emergency public safety measures. For example, governments have imposed restrictions on travel and the movement and gathering of people, as well as restrictions on economic activity. At October 28, 2020, many of these measures are still in place as cases have increased in recent weeks in certain regions.
As the severity of the COVID-19 pandemic became apparent, FCA leadership took actions to protect our employees and communities, as well as strengthen our financial position and limit the impact on our financial performance.
The Group implemented a temporary suspension of production across its facilities: in APAC starting with China on January 23; in EMEA, starting with Italy from March 11; in Maserati beginning March 12; in North America starting progressively from March 18; and in LATAM on March 23. The Group also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter, and has restricted both domestic and international business travel since late February. These arrangements were structured to ensure continuation of critical activities, including, but not limited to, appropriate functioning of our internal controls and financial reporting systems and processes.
The Group worked closely with all relevant stakeholders, including unions and dealer representatives, to develop and implement plans to restart production and vehicle sales once governments in various jurisdictions permitted, including the development of enhanced sanitizing and health and safety procedures. On February 19 and February 24, 2020, production restarted at our GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively. Production restarted in all North American plants by June 1, 2020; in India on May 18, 2020; Latin America by May 11, 2020; on April 27, 2020 production restarted at our Sevel joint operation in Atessa, Italy, increasing progressively at other plants in the EMEA region and achieving pre-COVID shift patterns during the third quarter. Return to work procedures for our offices and other facilities have also been phased in with expected continued widespread use of remote working practices.
During the nine months ended September 30, 2020, the Group took several key actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion and securing an additional incremental bridge credit facility of €3.5 billion, structured as a bridge to capital markets, which was available to be drawn beginning in April and replaced as noted below. In addition, measures were taken to reduce cash outflows, including: a temporary suspension of a significant number of capital expenditure programs, reducing full year 2020 estimated capital expenditures by €1.0 - 1.5 billion to €8.0 - €8.5 billion, with no programs cancelled to date; delaying non-essential spending; temporary lay-offs, salary cuts and deferrals; and significant reductions to marketing and other discretionary spend. On April 21, 2020, the Group drew down its €6.25 billion syndicated revolving credit facility. On June 24, 2020, the Group announced that FCA Italy S.p.A., a wholly owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group had signed a 3-year, €6.3 billion credit facility with Intesa Sanpaolo, Italy’s largest banking group. On July 1, 2020, the Group confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) € 1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion bridge credit facility above, which was previously fully undrawn and was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering. Additionally, on September 18, 2020, the Group announced that it entered into an agreement for a €485 million five-year loan with the European Investment Bank (“EIB”) to support production of plug-in hybrid electric (“PHEV”) vehicles, which is in addition to the €300 million facility entered into in March before the COVID-19 pandemic.
The Group has also taken actions to support the wider community in the countries in which we operate, including: producing protective masks for healthcare workers and first responders, with over one million shipped worldwide during the first quarter and one hundred million produced in Italy by September; in North America and EMEA working with medical equipment manufacturers to support production of ventilators, other medical equipment and personal protective equipment, such as Siare Engineering International Group (Bologna, Italy); in APAC the Group donated personal protective equipment and vehicles; Maserati provided funding scholarships at medical schools; in LATAM, FCA worked on the creation of two makeshift field hospitals close to our plants in Brazil, with a further 100-bed facility constructed in Argentina, as well as the production of face shields, vehicle fleet support and engineering, and production assistance for the manufacturing and servicing of ventilators.

On March 18, 2020, due to the continued uncertainty of market conditions and regional operating restrictions related to the evolving COVID-19 pandemic, the Group withdrew its FY 2020 Guidance. Refer to Outlook included elsewhere in this Interim Report for an update.
On April 3, 2020, FCA announced that the Annual General Meeting of the Company’s shareholders (“AGM”) scheduled for April 16, 2020 would be postponed to late June 2020, including the postponement of the resolution on the proposed 2019 €1.1 billion ordinary dividend. Further to the planned 50/50 merger of their businesses announced in December 2019, on May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. and the managing board of Peugeot S.A. announced the decision by each company to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis. The postponed AGM was held on June 26, 2020.
Amendment to the FCA PSA combination agreement
On September 14, 2020, FCA and Groupe PSA (“PSA”) announced an amendment to the combination agreement entered into in December 2019 in order to address the liquidity impact on the automotive industry of the COVID-19 pandemic while preserving the economic value and fundamental balance of the original agreement. Specifically, the special dividend to be paid to FCA’s shareholders is set at €2.9 billion (previously €5.5 billion) with PSA's 46% stake in Faurecia distributed to all Stellantis shareholders promptly after closing following approval by the Stellantis Board and shareholders. As announced on October 28, 2020, FCA and PSA agreed to permit PSA to dispose of, prior to closing, a portion of its interest in Faurecia not to exceed 7 percent of Faurecia's outstanding share capital with the proceeds of this disposal, along with the remainder of PSA’s current 46% stake in Faurecia, to be distributed to all Stellantis shareholders. The amendment has been unanimously approved by the Boards of both companies with the strong support of their reference shareholders. The existing commitments to support the transaction from Exor, the Peugeot family Group (EPF / FFP), Bpifrance and Dongfeng Motor Group (DFG) remain in effect.
Additionally, it has also been agreed that the Boards of both PSA and FCA will consider a potential distribution of €500 million to the shareholders of each company before closing or, alternatively, a distribution of €1 billion to be paid following the closing to all Stellantis shareholders. These decisions will be taken in light of the performance and outlook of both companies, market conditions and performance in the intervening period. Any such distributions will be made only if approved by the Boards of both companies.
Between September 14, 2020 and September 17, 2020, each of PSA’s reference shareholders, EPF/FFP, BPI and DFG, and FCA’s reference shareholder, Exor, entered into undertaking letter agreements providing lock-up commitments with respect to their Faurecia ordinary shares until the end of a six-month period following the completion of the proposed distribution of PSA’s stake in Faurecia to all Stellantis shareholders post-closing.
FCA and PSA confirmed in the announcement that in all other respects the economic terms of their combination agreement as signed on December 17, 2019 remain unchanged and that completion of the proposed combination is expected to take place by the end of the first quarter of 2021, subject to the previously agreed conditions to closing in the combination agreement. For further information on the original terms of the agreement, refer to FCA’s Annual Report and Form 20-F for the year ended December 31, 2019, filed with the SEC and AFM on February 25 and February 26, 2020, respectively.
Refer to the following sections for discussion of the related impacts on the results of the Group and mitigating actions taken to protect our workforce, support our communities and manage our liquidity:
•MANAGEMENT DISCUSSION AND ANALYSIS - Group Results
•MANAGEMENT DISCUSSION AND ANALYSIS - Results by Segment
•MANAGEMENT DISCUSSION AND ANALYSIS - Liquidity and Capital Resources
•Risks and Uncertainties
•Outlook
•Interim Condensed Consolidated Financial Statements

Highlights - from continuing operations
Unless otherwise stated, all figures below exclude results from discontinued operations:

Three months ended September 30,			Nine months ended September 30,
2020	2019	(€ million, except shipments, which are in thousands of units, and per share amounts)	2020	2019
1,026	1,059	Combined shipments(1)	2,268	3,253
967	1,031	Consolidated shipments(2)	2,155	3,159

25,814	27,322	Net revenues	58,088	78,544
2,276	1,959	Adjusted EBIT(3)	1,400	4,553
1,205	(179)	Net profit/(loss) from continuing operations	(1,537)	1,122
1,530	1,262	Adjusted net profit(4)	20	2,760
—	—	Profit from discontinued operations, net of tax(5)	—	3,970
1,205	(179)	Net profit/(loss) (including discontinued operations)	(1,537)	5,092

		Earnings/(loss) per share - including discontinued operations(6)
0.76	(0.11)	Basic earnings/(loss) per share (€)	(0.98)	3.25
0.76	(0.11)	Diluted earnings/(loss) per share (€)	(0.98)	3.24

		Earnings/(loss) per share from continuing operations(6)
0.76	(0.11)	Basic earnings/(loss) per share (€)	(0.98)	0.72
0.76	(0.11)	Diluted earnings/(loss) per share (€)	(0.98)	0.71

0.97	0.81	Adjusted diluted earnings per share(7) (€)	0.01	1.75

		Dividends paid, per share
—	—	Ordinary dividends paid, per share (€)	—	0.65
—	—	Extraordinary dividends paid, per share (€)	—	1.30

	Nine months ended September 30,
(€ million)	2020	2019
Cash flows from operating activities	€2,898	€6,094
Of which: Cash flows from continuing operations	2,898	6,402
Of which: Cash flows (used in)/from discontinued operations(8)	—	(308)
Industrial free cash flows(9)	(3,232)	662
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections — Non-GAAP Financial Measures, Group Results and Results by Segment in this Interim Report for further discussion.
(4) Refer to sections — Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(5) Profit from discontinued operations, net of tax for the nine months ended September 30, 2019 includes the €3,811 million gain on disposal (on May 2, 2019) of Magneti Marelli and related tax expense of €2 million.
(6) Refer to Note 20, Earnings per share, in the Interim Condensed Consolidated Financial Statements included in this Interim Report.
(7) Refer to sections - Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(8) For the nine months ended September 30, 2019, includes only cash flows relating to third parties and excluding intercompany of €(200) million.
(9) Amounts exclude discontinued operations. Refer to section — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Interim Report for further discussion.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit, Adjusted diluted earnings per share (“Adjusted diluted EPS”), Industrial free cash flows and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted EBIT: excludes certain adjustments from Net profit/(loss) from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the 2019-2021 equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the sections Group Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit/(loss) from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net profit/(loss) from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted net profit: is calculated as Net profit/(loss) from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net (loss)/profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted net profit/(loss) should not be considered as a substitute for Net profit/(loss) from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted diluted EPS: is calculated by adjusting Diluted earnings/(loss) per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing quality of earnings.

Refer to the section Group Results below for a reconciliation of this non-GAAP measure to Diluted earnings/(loss) per share from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings/(loss) per share, Diluted earnings/(loss) per share from continuing operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control.
Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net (loss)/profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information: the discussion within section Group Results includes information about our results at CER, which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of Preparation, within the Interim Condensed Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019.

Three months ended September 30,			Nine months ended September 30,
2020	2019	(€ million)	2020	2019
€25,814	€27,322	Net revenues	€58,088	€78,544
21,715	23,768	Cost of revenues	51,636	68,038
1,527	1,601	Selling, general and other costs	4,007	4,691
670	1,456	Research and development costs	2,179	2,911
45	43	Result from investments	118	159
—	—	Gains on disposal of investments	4	7
12	(1)	Restructuring costs	55	195
295	280	Net financial expenses	745	784
1,640	261	Profit/(loss) before taxes	(412)	2,091
435	440	Tax expense	1,125	969
1,205	(179)	Net profit/(loss) from continuing operations	(1,537)	1,122
—	—	Profit from discontinued operations, net of tax	—	3,970
€1,205	€(179)	Net profit/(loss)	€(1,537)	€5,092

		Net profit/(loss) attributable to:
€1,198	€(179)	Owners of the parent	€(1,536)	€5,086
€7	€—	Non-controlling interests	€(1)	€6

		Net profit/(loss) from continuing operations attributable to:
€1,198	€(179)	Owners of the parent	€(1,536)	€1,118
€7	€—	Non-controlling interests	€(1)	€4

		Net profit from discontinued operations attributable to:
€—	€—	Owners of the parent	€—	€3,968
€—	€—	Non-controlling interests	€—	€2
COVID-19 impacts
The COVID-19 pandemic had significant negative impacts on FCA's results for the nine months ended September 30, 2020. The contraction of global demand, temporary suspensions of production in all regions and closure of a majority of dealerships during the first quarter significantly contributed to reduced combined shipments. This trend continued into the second quarter, with further market and production disruption before recovering significantly during the third quarter. As a result, combined shipments were down 3% for the three months ended September 30, 2020 and 30% for the nine months ended September 30, 2020, as compared to the same periods in 2019. There were related reductions in both Net revenues (of 5.5% and 26.0%, respectively) and Cost of revenues (of 8.6% and 24.1%, respectively) for the three and nine months ended September 30, 2020, as compared to the same periods in 2019. Selling, general and other costs were down 4.6% and 14.6% for the three and nine months ended September 30, 2020, respectively, as compared to the same periods in 2019, due to lower volumes and mitigating actions taken in response to the pandemic, including reductions in marketing expenses. Adjusted EBIT increased 16.2% for the three months ended September 30, 2020, primarily as a result of strong North America results, but was down 69.3% for the nine months ended September 30, 2020, as compared to the same periods in 2019. Industrial free cash outflows of €3.2 billion during the nine months ended September 30, 2020, primarily reflected lower operating results and the unwind of working capital in the first half of the year, following the temporary suspension of production, and the subsequent rewind of working capital during the third quarter.

Net revenues

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER	(€ million)	2020	2019	% Actual	% CER
€25,814	€27,322	(5.5)%	(0.9)%	Net revenues	€58,088	€78,544	(26.0)%	(24.7)%
See — Results by Segment below for a discussion of Net revenues for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati).
Cost of revenues

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER	(€ million)	2020	2019	% Actual	% CER
€21,715	€23,768	(8.6)%	(3.9)%	Cost of revenues	€51,636	€68,038	(24.1)%	(22.6)%
84.1%	87.0%			Cost of revenues as % of Net revenues	88.9%	86.6%
The decrease in Cost of revenues during the three months ended September 30, 2020, compared to the corresponding period in 2019, primarily related to lower overall volumes, mainly in North America and EMEA, and foreign exchange impacts, mainly in North America and LATAM, partially offset by mix in North America.
The decrease in Cost of revenues during the nine months ended September 30, 2020, compared to the corresponding periods in 2019, was primarily related to lower volumes across all segments, mainly due to the temporary suspension of production during the first half of the year and demand disruptions as a result of COVID-19, and foreign exchange impacts, primarily in LATAM, partially offset by mix in North America and EMEA.
As of March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. Using the updated information, we performed an assessment of the recoverability of certain of our assets as of March 31, 2020. Specifically, we reviewed our cash generating units (“CGUs”) and goodwill and intangible assets with indefinite useful lives for indicators of impairment. Certain CGUs, primarily those that were expected to be more sensitive to the current market outlook, in North America, EMEA, LATAM and Maserati segments, as well as goodwill allocated to EMEA and LATAM segments, were found to have indicators of impairment, and were therefore subject to impairment testing. As a result of this impairment testing, impairment charges totaling €450 million, primarily as a result of reduced volume expectations, were recognized on CGUs within the EMEA, LATAM and Maserati segments composed of €247 million of Property, plant and equipment recognized within Cost of revenues and €203 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €178 million relates to the EMEA segment, €161 million relates to the LATAM segment, and €111 million relates to the Maserati segment, which is incremental to the impairment recognized in Maserati discussed below. No impairments of goodwill and intangible assets with indefinite useful lives were recognized. Refer to Note 6, Goodwill and intangible assets with indefinite useful lives, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report, for further information.
In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs. Impairment expense of €16 million was also recognized in North America for assets which had become idle during the period.

During the three months ended September 30, 2020, the Group changed its strategy for the future B-Segment platform in EMEA, which was under development. As a result of the change in strategy, assets totaling €74 million were impaired within the EMEA segment, composed of €4 million of Property, plant and equipment and €70 million of previously capitalized research and development expenditures, which were recognized within Cost of revenues and Research and development costs, respectively, as well as €13 million of supplier obligations.
Included within Cost of revenues for the three and nine months ended September 30, 2020, were amounts of €205 million and €532 million, respectively, which represent the accrual of regulatory expenses and the utilization of regulatory credits, primarily in North America and EMEA. Included within Cost of revenues for the three and nine months ended September 30, 2019 were amounts of €145 million and €291 million, respectively, which represent the accrual of regulatory expenses and the utilization of regulatory credits, primarily in North America and EMEA. The amounts for the nine months ended September 30, 2019 included a benefit in North America as a result of the CAFE fine rate reduction in the U.S. on MY2019 vehicles sold in prior periods.
Cost of revenues also includes significant costs which are not separately quantifiable as they are elements within broader initiatives, such as technology deployment in terms of powertrain upgrades and alternative powertrains, along with actions to improve vehicle demand energy, which also contribute to regulatory compliance. For further detail, refer to “Environmental and Other Regulatory Matters” included within our 2019 Annual Report and Form 20-F.
Selling, general and other costs

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER	(€ million)	2020	2019	% Actual	% CER
€1,527	€1,601	(4.6)%	0.6%	Selling, general and other costs	€4,007	€4,691	(14.6)%	(12.7)%
5.9%	5.9%			Selling, general and other costs as % of Net revenues	6.9%	6.0%
Selling, general and other costs includes advertising, personnel and other costs. The decrease in Selling, general and other costs during the three and nine months ended September 30, 2020, compared to the corresponding periods in 2019 was primarily driven by lower advertising expenses in all segments, due to lower market demand during the first half of 2020 as a result of COVID-19 and cost containment actions taken in response, which continued into the third quarter.
Advertising costs accounted for 36.8 percent and 47.2 percent of total Selling, general and other costs for the three months ended September 30, 2020 and 2019, respectively, and 38.6 percent and 47.4 percent for the nine months ended September 30, 2020 and 2019, respectively.
During the three and nine months ended September 30, 2020, a provision of €222 million was recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 18 - Guarantees granted, commitments and contingent liabilities in the Interim Condensed Consolidated Financial Statements included elsewhere in this report for further information).

Research and development costs

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER	(€ million)	2020	2019	% Actual	% CER
€299	€312	(4.2)%	1.3%	Research and development expenditures expensed	€897	€944	(5.0)%	(4.9)%
301	331	(9.1)%	(3.9)%	Amortization of capitalized development expenditures	917	1,027	(10.7)%	(8.8)%
70	813	(91.4)%	(91.1)%	Impairment and write-off of capitalized development expenditures	365	940	(61.2)%	(59.8)%
€670	€1,456	(54.0)%	(51.5)%	Total Research and development costs	€2,179	€2,911	(25.1)%	(24.0)%

Three months ended September 30,			Nine months ended September 30,
2020	2019		2020	2019
1.2%	1.1%	Research and development expenditures expensed as % of Net revenues	1.5%	1.2%
1.2%	1.2%	Amortization of capitalized development expenditures as % of Net revenues	1.6%	1.3%
0.3%	3.0%	Impairment and write-off of capitalized development expenditures as % of Net revenues	0.6%	1.2%
2.6%	5.3%	Total Research and development cost as % of Net revenues	3.8%	3.7%
The decrease in Research and development expenditures expensed during the three and nine months ended September 30, 2020, as compared to the same periods in 2019, was primarily due to the temporary suspension of a significant number of programs in response to the COVID-19 pandemic.
The decrease in Amortization of capitalized development expenditures during the three and nine months ended September 30, 2020, as compared to the same periods in 2019, was primarily the result of previously recognized impairments in EMEA and Maserati, partially offset by increases in North America.
Refer to Cost of revenues for further detail on the impairment of capitalized development expenditures during three and nine months ended September 30, 2020.
Total research and development expenditures during the three and nine months ended September 30, 2020 and 2019 were as follows:

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2020	2019	2020 vs. 2019	(€ million)	2020	2019	2020 vs. 2019
€635	€707	(10.2)%	Capitalized development expenditures	€1,876	€1,956	(4.1)%
299	312	(4.2)%	Research and development expenditures expensed	897	944	(5.0)%
€934	€1,019	(8.3)%	Total Research and development expenditures	€2,773	€2,900	(4.4)%

68.0%	69.4%		Capitalized development expenditures as % of Total Research and development expenditures	67.7%	67.4%
3.6%	3.7%		Total Research and development expenditures as % of Net revenues	4.8%	3.7%
The decrease in total Research and development expenditures during the three and nine months ended September 30, 2020, compared to the corresponding periods in 2019, reflects the temporary suspension of a significant number of capital expenditure programs in response to the COVID-19 pandemic.

Refer to Cash Flows - Investing Activities for additional information on the Group’s main product investment initiatives during the nine months ended September 30, 2020.
Net financial expenses

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2020	2019	2020 vs. 2019	(€ million)	2020	2019	2020 vs. 2019
€295	€280	5.4%	Net financial expenses	€745	€784	(5.0)%
The increase in Net financial expenses during the three months ended September 30, 2020, compared to the corresponding periods in 2019, was primarily due to increases in gross debt and costs relating to the new credit facilities entered into and the drawdown of revolving credit facilities.
The decrease in Net financial expenses during the nine months ended September 30, 2020, compared to the corresponding periods in 2019, was primarily due to the repayment of notes, lower interest expense on pension liabilities and favorable foreign exchange translation impacts from the weakening of the Brazilian Real, partially offset, particularly in the second quarter, by costs relating to the new credit facilities entered into and the drawdown of revolving credit facilities, which were actions taken in order to strengthen the liquidity position of the Group in the context of reduced cash inflows resulting from COVID-19 pandemic impacts.
Tax expense

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2020	2019	2020 vs. 2019	(€ million)	2020	2019	2020 vs. 2019
€435	€440	(1.1)%	Tax expense	€1,125	€969	16.1%
26.5%	168.6%		Effective tax rate	(273.1)%	46.3%
The effective tax rate was 26.5 percent and (273.1) percent for the three and nine months ended September 30, 2020, respectively.
The effective tax rate was 168.6 percent and 46.3 percent for the three and nine months ended September 30, 2019, respectively.
The decrease in the effective tax rate for the three months ended September 30, 2020, compared to the corresponding period in 2019, primarily related to the non-repeat of prior year impairment charges without a corresponding tax benefit, and net tax benefits recognized during the quarter for prior years’ tax positions finalized in 2020.
The change in the effective tax rate during the nine months ended September 30, 2020, compared to the corresponding period in 2019, primarily related to a decrease in profit before tax with a related increase in unrecognized deferred tax assets, adjustments to deferred tax liabilities, the write-down of deferred tax assets, as described below, as well as the non-repeat of prior year impairment charges without a corresponding tax benefit, partially offset by net tax benefits recognized for prior years’ tax positions, as described above.
During the three months ended March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. As such, the Group assessed its ability to generate sufficient taxable income in the future that will allow realization of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country. As a result of this assessment, a write-down of €549 million of deferred tax assets was recorded for the three months ended March 31, 2020. Of this write-down, €446 million primarily related to Italian tax loss carry-forwards and €103 million related to Brazilian tax loss carry-forwards.

Net profit/(loss) from continuing operations

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2020	2019	2020 vs. 2019	(€ million)	2020	2019	2020 vs. 2019
€1,205	€(179)	773.2%	Net profit/(loss) from continuing operations	€(1,537)	€1,122	(237.0)%
The change from Net (loss) to Net profit from continuing operations during the three months ended September 30, 2020, compared to the corresponding period in 2019, was primarily due to strong operating performance in North America and the non-repeat of €1,376 million of impairment charges recognized during the three months ended September 30, 2019.
The change from Net profit to Net (loss) from continuing operations during the nine months ended September 30, 2020, compared to the corresponding period in 2019, was primarily due to lower operating results across all segments relating to the COVID-19 pandemic and the impact of write-down of deferred tax assets in Italy and Brazil, referred to above, partially offset by lower total impairments recognized during 2020.
Profit from discontinued operations, net of tax

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2020	2019	2020 vs. 2019	(€ million)	2020	2019	2020 vs. 2019
€—	€—	n.m.	Profit from discontinued operations, net of tax	€—	€3,970	n.m.
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Magneti Marelli, including the gain on sale of €3,811 million and related tax expense of €2 million, was presented as a discontinued operation in the Interim Condensed Consolidated Financial Statements for nine months ended September 30, 2019 until May 2, 2019 when the sale was completed. For more information, refer to Note 2, Scope of consolidation, within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
Adjusted EBIT

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER	(€ million)	2020	2019	% Actual	% CER
€2,276	€1,959	16.2%	17.4%	Adjusted EBIT	€1,400	€4,553	(69.3)%	(69.6)%
8.8%	7.2%	+160 bps		Adjusted EBIT margin (%)	2.4%	5.8%	-340 bps

The following chart presents the change in Adjusted EBIT by segment for the three months ended September 30, 2020 compared to the corresponding period in 2019.
The following chart presents the change in Adjusted EBIT by segment for the nine months ended September 30, 2020 compared to the corresponding period in 2019.
Refer to — Results by Segment below for a discussion of Adjusted EBIT for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati).

The following table is the reconciliation of Net profit/(loss) from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted EBIT:

Three months ended September 30,			Nine months ended September 30,
2020	2019	(€ million)	2020	2019
€1,205	€(179)	Net profit/(loss) from continuing operations	€(1,537)	€1,122
435	440	Tax expense	1,125	969
295	280	Net financial expenses	745	784
		Adjustments:
222	—	Provision for U.S. investigation matters	222	—
87	1,376	Impairment expense and supplier obligations	730	1,531
12	(1)	Restructuring costs, net of reversals	55	195
—	—	Gains on disposal of investments	(4)	(7)
—	—	Brazilian indirect tax - reversal of liability/recognition of credits	—	(164)
20	43	Other	64	123
341	1,418	Total Adjustments	1,067	1,678
€2,276	€1,959	Adjusted EBIT	€1,400	€4,553
During the three months ended September 30, 2020, Adjusted EBIT excluded adjustments primarily related to:
•€222 million provision recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 18 - Guarantees granted, commitments and contingent liabilities in the Interim Condensed Consolidated Financial Statements included elsewhere in this report);
•€87 million, comprising €74 million of impairment expense and €13 million related to supplier obligations in EMEA in relation to impairments of certain B-Segment assets as described in Cost of revenues and Research and development costs above; and
•€12 million of restructuring costs, mainly related to EMEA.
During the nine months ended September 30, 2020, Adjusted EBIT excluded adjustments primarily related to:
•€730 million of impairment expense and supplier obligations, of which €450 million related to impairments of CGUs in EMEA, LATAM and Maserati, €87 million related to impairments of certain B-Segment assets and supplier obligations in EMEA, €177 million related to impairments of certain assets in Maserati, and €16 million related to asset impairments in North America, as described in Cost of revenues and Research and development costs above;
•€55 million of restructuring costs primarily in North America and LATAM; and
•€64 million of Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report for further details).

During the three months ended September 30, 2019, Adjusted EBIT excluded adjustments primarily related to:
•€1,376 million relating to impairments, as described below; and
•€43 million of Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities in the Interim Condensed Consolidated Financial Statements included elsewhere in this report for further details).
During the nine months ended September 30, 2019, Adjusted EBIT excluded adjustments primarily related to:
•€1,531 million relating to the impairment expense of €1,376 million recognized in the third quarter of 2019, as above, as well as impairment expense of €87 million in North America, €62 million in Maserati, and supplier obligations of €6 million in EMEA recognized in the first quarter of 2019;
•€195 million of restructuring costs, mainly related to LATAM, EMEA and North America, primarily includes €76 million of write-down of Property, plant and equipment and €116 million related to the recognition of provisions for restructuring;
•€164 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil (refer to Note 9, Trade and other receivables, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report);
•€123 million of Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report for further details).
Adjusted net profit

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2020	2019	2020 vs. 2019	(€ million)	2020	2019	2020 vs. 2019
€1,530	€1,262	21.2%	Adjusted net profit	€20	€2,760	(99.3)%
The following table summarizes the reconciliation of Net profit/(loss) from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted net profit:

Three months ended September 30,			Nine months ended September 30,
2020	2019	(€ million)	2020	2019
€1,205	€(179)	Net profit/(loss) from continuing operations	€(1,537)	€1,122
341	1,418	Adjustments (as above)	1,067	1,678
(16)	(54)	Tax impact on adjustments	(59)	(117)
—	77	Net derecognition of deferred tax assets and other tax adjustments	549	77
325	1,441	Total adjustments, net of taxes	1,557	1,638
€1,530	€1,262	Adjusted net profit	€20	€2,760
During the three months ended September 30, 2020, Adjusted net profit excluded adjustments related to:
•€16 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above.
During the nine months ended September 30, 2020, Adjusted net profit excluded adjustments related to:
•€59 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above; and

•€549 million loss from write-down of deferred tax assets in Italy and Brazil as the Group reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on economic and market outlook.
During the three and nine months ended September 30, 2019, Adjusted net profit excluded adjustments related to:
•€54 million and €117 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above, respectively;
•€77 million charge reflecting net derecognition of deferred tax assets and other tax adjustments.
Adjusted diluted earnings per share

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2020	2019	2020 vs. 2019	(€ per share)	2020	2019	2020 vs. 2019
€0.97	€0.81	19.8%	Adjusted diluted earnings per share	€0.01	€1.75	(99.4)%
The following table summarizes the reconciliation of Diluted earnings/(loss) per share from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Financial Statements, to Adjusted diluted earnings per share:

Three months ended September 30,			Nine months ended September 30,
2020	2019	(€ per share except otherwise noted)	2020	2019
€0.76	€(0.11)	Diluted earnings/(loss) per share from continuing operations	€(0.98)	€0.71
0.21	0.92	Impact of adjustments above, net of taxes, on Diluted earnings/(loss) per share from continuing operations	0.99	1.04
€0.97	€0.81	Adjusted diluted earnings per share	€0.01	€1.75
1,579,505	1,571,155	Weighted average number of shares outstanding for Diluted earnings/(loss) per share from continuing operations (thousand)	1,571,183	1,570,576

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended September 30,
(€ million, except shipments which are in thousands of units)	2020	2019	2020	2019	2020	2019
North America	€18,483	€19,066	€2,544	€2,019	554	600
LATAM	1,532	2,191	46	152	145	150
APAC	570	687	(32)	(10)	15	17
EMEA	4,595	4,660	(125)	(55)	248	260
Maserati(1)	394	394	(70)	(51)	5	4
Other activities	553	722	(69)	(70)	—	—
Unallocated items & eliminations(2)	(313)	(398)	(18)	(26)	—	—
Total	€25,814	€27,322	€2,276	€1,959	967	1,031

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Nine months ended September 30,
(€ million, except shipments which are in thousands of units)	2020	2019	2020	2019	2020	2019
North America	€41,233	€52,762	€3,131	€4,628	1,248	1,752
LATAM	3,331	6,173	(77)	367	298	418
APAC	1,463	2,041	(150)	(31)	39	56
EMEA	10,559	15,294	(984)	(52)	560	919
Maserati	833	1,208	(244)	(159)	10	14
Other activities	1,468	2,175	(255)	(162)	—	—
Unallocated items & eliminations(2)	(799)	(1,109)	(21)	(38)	—	—
Total	€58,088	€78,544	€1,400	€4,553	2,155	3,159
________________________________________________________________________________________________________________________________________________
(1) Maserati shipments for the three months ended September 30, 2019 reflect the impact of rounding of one thousand units.
(2) Primarily includes intercompany transactions which are eliminated on consolidation
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our five reportable segments for the three and nine months ended September 30, 2020 as compared to the three and nine months ended September 30, 2019. We review changes in our results of operations with the following operational drivers:
•Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;
•Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;
•Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;
•Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;
•Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and
•Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

North America

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER		2020	2019	% Actual	% CER
554	600	(7.7)%	—	Shipments (thousands of units)	1,248	1,752	(28.8)%	—
€18,483	€19,066	(3.1)%	0.2%	Net revenues (€ million)	€41,233	€52,762	(21.9)%	(21.6)%
€2,544	€2,019	26.0%	27.0%	Adjusted EBIT (€ million)	€3,131	€4,628	(32.3)%	(32.4)%
13.8%	10.6%	+320 bps	—	Adjusted EBIT margin (%)	7.6%	8.8%	-120 bps	—
Three months ended September 30, 2020
The Group's market share(1) in North America of 12.1 percent for the three months ended September 30, 2020 was unchanged from the same period in 2019. The U.S. market share(1) of 12.6 percent reflected a decrease of 10 bps from 12.7 percent in the same period in 2019.
Shipments
The decrease in North America shipments in the three months ended September 30, 2020, compared to the same period in 2019, was primarily due to lower Ram 1500 Classic shipments due to planned downtime for retooling to produce all-new Grand Wagoneer, as well as discontinuation of Dodge Grand Caravan.
Net revenues
The decrease in North America Net revenues in the three months ended September 30, 2020, compared to the same period in 2019, was due to favorable mix and positive net pricing largely offsetting lower volumes and negative foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for the three months ended September 30, 2020 compared to the same period in 2019.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

The increase in North America Adjusted EBIT in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•favorable model and channel mix;
•positive net pricing; and
•lower advertising costs.
These were partially offset by
•lower volumes; and
•negative foreign exchange translation effects.
Nine Months Ended September 30, 2020
Shipments
The decrease in North America shipments in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to COVID-19 production and market impacts.
Net revenues
The decrease in North America Net revenues in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to lower shipments, partially offset by positive channel and model mix as well as favorable net pricing.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for the nine months ended September 30, 2020 compared to the same period in 2019.

The decrease in North America Adjusted EBIT in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•lower volumes;
•non-repeat of prior year benefit due to the CAFE fine rate reduction in the U.S. on MY2019 vehicles sold in prior periods, included within Industrial costs.
These were partially offset by:
•positive pricing;
•favorable mix; and
•reduced advertising expense.

LATAM

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER		2020	2019	% Actual	% CER
145	150	(3.3)%	—	Shipments (thousands of units)	298	418	(28.7)%	—
€1,532	€2,191	(30.1)%	(6.8)%	Net revenues (€ million)	€3,331	€6,173	(46.0)%	(31.6)%
€46	€152	(69.7)%	(67.6)%	Adjusted EBIT (€ million)	€(77)	€367	(121.0)%	(127.8)%
3.0%	6.9%	-390 bps	—	Adjusted EBIT margin (%)	(2.3)%	5.9%	-820 bps	—
Three months ended September 30, 2020
The Group's market share(1) in LATAM increased 430 bps to 18.0 percent for the three months ended September 30, 2020 from 13.7 percent in the same period in 2019. The Group's market share in Brazil and Argentina for the three months ended September 30, 2020 increased 540 bps to 23.8 percent from 18.4 percent and increased 280 bps to 15.3 percent from 12.5 percent, respectively, compared to the corresponding period in 2019.
Shipments
The slight decrease in LATAM shipments in the three months ended September 30, 2020 compared to the same period in 2019 was due to the continued market downturn, partially offset by strong demand for the all-new Fiat Strada, as well as Cronos and Fiorino.
Net revenues
The decrease in LATAM Net revenues in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to unfavorable model mix, non-repeat of prior year one-off recognition of Brazilian indirect tax credits and negative foreign exchange translation effects from weakening of Brazilian real.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended September 30, 2020 compared to the same period in 2019.
________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The decrease in LATAM Adjusted EBIT in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•lower Net revenues;
•product cost inflation; and
•negative foreign exchange transaction effects.

Nine Months Ended September 30, 2020
Shipments
The decrease in LATAM shipments in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to COVID-19 related market disruption and production suspension in Brazil and Argentina.
Net revenues
The decrease in LATAM Net revenues in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to lower shipments and negative foreign exchange effects from the weakening of the Brazilian Real, as well as unfavorable mix and non-repeat of prior year one-off recognition of credits related to indirect taxes.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the nine months ended September 30, 2020 compared to the same period in 2019.

The decrease in LATAM Adjusted EBIT in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•lower Net revenues; and
•product cost inflation and negative foreign exchange transaction effects, included within Industrial costs above.
This was partially offset by:
•reduced advertising and general and administrative costs; and
•positive foreign currency translation effects.

APAC

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER		2020	2019	% Actual	% CER
25	35	(28.6)%	—	Combined shipments (thousands of units)	66	109	(39.4)%	—
15	17	(11.8)%	—	Consolidated shipments (thousands of units)	39	56	(30.4)%	—
€570	€687	(17.0)%	(12.6)%	Net revenues (€ million)	€1,463	€2,041	(28.3)%	(26.8)%
€(32)	€(10)	(220.0)%	(197.2)%	Adjusted EBIT (€ million)	€(150)	€(31)	(383.9)%	(369.0)%
(5.6)%	(1.5)%	-410 bps	—	Adjusted EBIT margin (%)	(10.3)%	(1.5)%	-880 bps	—
We locally produce and distribute the Jeep Cherokee, Renegade, Compass and Grand Commander through the 50% owned GAC Fiat Chrysler Automobiles Co (“GAC FCA JV”). The results of the GAC FCA JV are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Result from investment” within the Consolidated Income Statement. We also produce the Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV are not included in consolidated shipments and are only in combined shipments.
Three months ended September 30, 2020
Shipments
The decrease in combined shipments in the three months ended September 30, 2020 compared to the same period in 2019 was due to lower GAC FCA joint venture volumes.
The decrease in consolidated shipments in the three months ended September 30, 2020 compared to the same period in 2019 was largely due to lower Japan and China volumes.
Net revenues
The decrease in APAC Net revenues in the three months ended September 30, 2020 compared to the same period in 2019 was due to lower volumes and negative foreign exchange effects.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended September 30, 2020 compared to the same period in 2019.
The decrease in APAC Adjusted EBIT in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•lower Net revenues; and
•lower results from the GAC FCA joint venture, included within Other.
These were partially offset by:
•cost containment actions.
Nine Months Ended September 30, 2020
Shipments
The decrease in APAC combined and consolidated shipments in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to COVID-19 related market disruption throughout the region.
Net revenues
The decrease in APAC Net revenues in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to lower shipments, lower component sales to the GAC FCA joint venture, unfavorable mix and negative foreign exchange effects.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the nine months ended September 30, 2020 compared to the same period in 2019.
The decrease in APAC Adjusted EBIT in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•lower Net revenues, and
•lower GAC FCA joint venture results, included within Other.
These were partially offset by:
•reduced marketing expense and general and administrative costs.

EMEA

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER		2020	2019	% Actual	% CER
297	270	10.0%	—	Combined shipments (thousands of units)	646	960	(32.7)%	—
248	260	(4.6)%	—	Consolidated shipments (thousands of units)	560	919	(39.1)%	—
€4,595	€4,660	(1.4)%	(0.9)%	Net revenues (€ million)	€10,559	€15,294	(31.0)%	(30.8)%
€(125)	€(55)	(127.3)%	(128.3)%	Adjusted EBIT (€ million)	€(984)	€(52)	n.m.	n.m.
(2.7)%	(1.2)%	-150 bps	—	Adjusted EBIT margin (%)	(9.3)%	(0.3)%	-900 bps	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Three months ended September 30, 2020
The Group's market share(1) in the European Union for the three months ended September 30, 2020, increased 30 bps to 6.2 percent from 5.9 percent in the same period in 2019.
Shipments
The increase in EMEA combined shipments in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to higher volumes from the Tofas joint venture.
The decrease in EMEA consolidated shipments in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to lower industry volumes.
Net revenues
The EMEA Net revenues in the three months ended September 30, 2020 were substantially flat compared to the same period in 2019, primarily due to lower volumes, partially offset by positive net pricing related to newly-launched electrified vehicles and favorable channel mix.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended September 30, 2020 compared to the same period in 2019.
_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

The decrease in EMEA Adjusted EBIT in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•lower volumes; and
•increased product electrification costs.
These was partially offset by:
•positive net pricing;
•cost containment actions; and
•higher joint venture results, included within Other.
Nine Months Ended September 30, 2020
Shipments
The decrease in EMEA combined shipments and consolidated shipments in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to COVID-19 market disruption and production suspension impacts.
Net revenues
The decrease in EMEA Net revenues in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to lower volumes, partially offset by favorable mix and positive net pricing.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the nine months ended September 30, 2020 compared to the same period in 2019.

The decrease in EMEA Adjusted EBIT in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to:
•lower volumes;
•unfavorable mix; and
•higher compliance and product electrification costs, included within Industrial costs above.
These were partially offset by
•lower fixed costs from cost containment and restructuring actions implemented in prior periods;
•lower depreciation and amortization, primarily due to impairments recognized in prior periods; and
•reduced advertising costs.

Maserati

		Increase/(Decrease)					Increase/(Decrease)
Three months ended September 30,		2020 vs. 2019			Nine months ended September 30,		2020 vs. 2019
2020	2019	% Actual	% CER		2020	2019	% Actual	% CER
4.9	4.6	6.5%	—	Shipments (thousands of units)	10.0	14.3	(30.1)%	—
€394	€394	—%	2.4%	Net revenues (€ million)	€833	€1,208	(31.0)%	(30.6)%
€(70)	€(51)	(37.3)%	(38.7)%	Adjusted EBIT (€ million)	€(244)	€(159)	(53.5)%	(52.8)%
(17.8)%	(12.9)%	-490 bps	—	Adjusted EBIT margin (%)	(29.3)%	(13.2)%	-1,610 bps	—
Three months ended September 30, 2020
Shipments
The increase in Maserati shipments in the three months ended September 30, 2020 compared to the same period in 2019 was primarily due to North America and China.
Net revenues
The Maserati Net revenues in the three months ended September 30, 2020 were flat compared to the same period in 2019, primarily due to higher volumes offset by higher incentives, mainly in China, and negative foreign exchange translation effects.
Adjusted EBIT
Maserati Adjusted EBIT loss increased in the three months ended September 30, 2020 compared to the same period in 2019 primarily due to higher marketing costs to support new brand strategy, new product launch costs and negative net pricing, partially offset by lower depreciation and amortization.
Nine Months Ended September 30, 2020
Shipments
The decrease in Maserati shipments in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to COVID-19 market and production impacts, mainly in North America, EMEA and China.
Net revenues
The decrease in Maserati Net revenues in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to decreased shipments and unfavorable market and model mix.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to lower Net revenues and higher marketing costs to support new brand strategy partially offset by lower depreciation and amortization.

Liquidity and Capital Resources

COVID-19 Liquidity actions
During the nine months ended September 30, 2020, the Group took several key actions to secure its liquidity and financial position, including drawing on existing bilateral lines of credit totaling €1.5 billion and securing an additional incremental bridge credit facility of €3.5 billion, structured as a bridge to capital markets, which was available to be drawn beginning in April and replaced as noted below. In addition, measures were taken to reduce cash outflows, including: a temporary suspension of a significant number of capital expenditure programs, reducing full year 2020 estimated capital expenditures by €1.0 - 1.5 billion to €8.0 - €8.5 billion, with no programs cancelled to date; delaying non-essential spending; temporary lay-offs, salary cuts and deferrals; and significant reductions to marketing and other discretionary spend. On April 21, 2020, the Group drew down its €6.25 billion syndicated revolving credit facility. On June 24, 2020, the Group announced that FCA Italy S.p.A., a wholly owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group had signed a 3-year, €6.3 billion credit facility with Intesa Sanpaolo, Italy’s largest banking group. On July 1, 2020, the Group confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) € 1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion bridge credit facility above, which was previously fully undrawn and was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering. Additionally, on September 18, 2020, the Group announced that it entered into an agreement for a €485 million five-year loan with the European Investment Bank (“EIB”) to support production of plug-in hybrid electric (“PHEV”) vehicles, which is in addition to the €300 million facility entered into in March before the COVID-19 pandemic.
Available liquidity
The following table summarizes our total Available liquidity:

(€ million)	At September 30, 2020	At December 31, 2019
Cash, cash equivalents and current debt securities(1)	26,187	15,494
Undrawn committed credit lines(2)	878	7,575
Cash, cash equivalents and current debt securities - included within Assets held for sale	22	17
Available liquidity(3)	€27,087	€23,086
________________________________________________________________________________________________________________________________________________
(1) Current securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may not be able to readily converted into cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Undrawn committed credit lines does not include the €1.1 billion undrawn portion of the Intesa Sanpaolo Credit Facility entered into on June 24, 2020, as described below.
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse impact on the Group’s ability to meet its liquidity requirements at the dates presented above.
The following table summarizes drawn and undrawn committed credit lines:

	At September 30, 2020			At December 31, 2019
	Facility	Drawn	Available	Facility	Drawn	Available
	(€ million)
Revolving Credit Facilities	€6,250	€6,250	€—	€6,250	€—	€6,250
Other revolving lines of credit	1,088	210	878	1,325	—	1,325
Total committed credit lines at the end of period	€7,338	€6,460	€878	€7,575	€—	€7,575

Available liquidity at September 30, 2020 increased €4.0 billion from December 31, 2019 primarily as a result of increased credit facilities and issuance of notes, as described below, partially offset by negative industrial free cash flow and repayment of borrowings during the period.
Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, such as we have experienced in response to the COVID-19 pandemic, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current debt securities available at September 30, 2020, €11.3 billion, or 43.1 percent, were denominated in U.S. Dollar (€9.3 billion, or 60.0 percent, at December 31, 2019) and €9.2 billion, or 35.1 percent, were denominated in Euro (€2.0 billion, or 12.9 percent, at December 31, 2019).
At September 30, 2020, undrawn committed credit lines of €0.9 billion consisted of bilateral revolving lines of credit. At December 31, 2019, undrawn committed credit lines available totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility and €1.3 billion of other bilateral revolving lines of credit.
Based on past performance and current expectations, including expectations with regard to maintaining current production levels, we believe that our available liquidity will be sufficient to meet our future operating cash needs. Our available cash and committed credit facilities provide additional sources of liquidity to fund current operations, debt maturities, and future investment opportunities. However, we continue to assess all funding options and expect to access funding as and when available on reasonable terms to further strengthen our balance sheet and enhance our liquidity to optimize our financial flexibility.
The Company was in compliance with all of its debt covenants at September 30, 2020 and currently expects continued compliance with debt covenants; however, events resulting from the effects of COVID-19 may negatively impact the Company’s ability to comply with these covenants or require the Company to pursue alternative financing.
European Investment Bank Borrowings
On March 18, 2020, the Group announced that it entered into an agreement for a €300 million five-year loan with the European Investment Bank (“EIB”) to support specific investments to be implemented by FCA through 2021. The investments are primarily to support the manufacturing deployment of the advanced vehicle powertrain electrification technologies and, in particular, the setup of production lines for the manufacturing of PHEV vehicles at FCA’s production plant in Melfi (Italy) and the manufacturing of battery electric vehicles (“BEV”) at the production plant in Mirafiori (Italy). The loan was fully drawn on March 26, 2020.
On September 18, 2020, the Group announced that it entered into an agreement for a €485 million five-year loan with the EIB to support production of PHEVs at the Pomigliano plant in Campania, Italy. The additional borrowings also support research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at FCA's laboratories in Turin (Italy). The loan was fully drawn on September 30, 2020.

Incremental Bridge Credit Facility
On March 26, 2020, the Group announced that it had entered into a new credit facility (the “Bridge Credit Facility”). The Bridge Credit Facility, initially entered into with two banks and then successfully syndicated to thirteen banks, including the two original underwriting banks, was available for general corporate purposes and for working capital needs of the Group and was structured as a bridge facility to capital markets. On April 14, 2020, the Group announced completion of syndication. On July 7, 2020, the Bridge Credit Facility was cancelled. Refer to Notes below for further information.
Revolving Credit Facilities
On March 26, 2020, the tenor of the three-year Tranche A of the Group's €6.25 billion revolving credit facility, for Euro €3.125 billion, was extended by one year to April 27, 2023, with the Tranche B maturity unchanged at March 2024. On April 21, 2020, the Group announced that, in light of the continuing uncertainty relating to the impacts of COVID-19, it had drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and last amended in March 2019. On October 20, 2020, €3.125 billion of the amounts drawn were repaid.
Other revolving lines of credit
During the nine months ended September 30, 2020, the Group drew down on existing bilateral revolving lines of credit totaling €1.5 billion, of which €1.3 billion had been repaid at the end of the drawdown periods by September 30, 2020. Of the amounts repaid, €0.9 billion was available for further draw down and included within Available liquidity at September 30, 2020.
Intesa Sanpaolo Credit Facility
On June 24, 2020, FCA Italy S.p.A., a wholly-owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group entered into a facility agreement with Intesa Sanpaolo for borrowings of up to €6.3 billion to finance the Group’s activities in Italy. The facility is unsecured and guaranteed by FCA N.V. and will mature in March 2023, amortizing in five equal quarterly installments with the first such installment due on March 31, 2022. SACE (Italy’s export credit agency) will guarantee 80 percent of the borrowings under that facility pursuant to the recently enacted Italian Liquidity Decree. The facility and borrowings under the facility are at interest rates within a range that could be obtained in the market.
The covenants of the credit facility include financial covenants which apply under certain conditions, as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
In connection with SACE’s guarantee, the Group has given the following industrial commitments applicable while any loans are outstanding under the facility: (i) to continue to carry out certain Italian investment projects currently underway and previously announced; (ii) not to delocalize outside Italy production of vehicles under such investment projects; and (iii) to pursue the goal of reducing temporary layoffs for employees engaged under such investment projects in Italy to nil by the end of 2023, each with agreed milestones for implementation. If the industrial commitments previously described are not implemented by the agreed milestones, the Group may at its option: (i) implement those industrial commitments within an additional six-month period following the milestones; (ii) negotiate and agree alternative milestones and/or commitments with the Italian government; or (iii) repay the loan at any time within 18 months (including a 6 months negotiation period) from the point of non-compliance.
In addition, while loans under the facility are outstanding, FCA N.V. has committed not to approve or pay dividends or other shareholder distributions in the 2020 calendar year (except dividends related to the pending merger with Peugeot S.A.), and the Italian subsidiaries of the Group have committed not to distribute dividends or to make other shareholder distributions until May 26, 2021.
During the nine months ended September 30, 2020, €5.2 billion of the facility was drawn down, of which 80 percent is covered by the SACE guarantee. The remaining undrawn facility of €1.1 billion was not included within Available liquidity at September 30, 2020 and will be available for the payment of eligible expenditures.

Notes
On April 15, 2020, the Group repaid in full at maturity U.S.$1.5 billion of 4.500% unsecured notes issued in April 2015.
On July 1, 2020, the Group confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) € 1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion bridge credit facility above, which was previously fully undrawn and was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering. The notes issued were rated Ba2 by Moody’s Investors Service, BB+ by Standard & Poor’s, BBB- by Fitch and BBB (Low) by DBRS.
Rating agency updates
On May 28, 2020, Moody’s Investors Service confirmed the “Ba1” Corporate Family Rating on FCA N.V and the “Ba2” ratings on the senior unsecured instruments issued or guaranteed by FCA N.V., with the outlook on all ratings developing. This rating action concluded a review with direction uncertain that began on March 25, 2020.
On August 18, 2020, DBRS confirmed the Issuer Rating and Senior Unsecured Debt rating of FCA N.V. at BBB (low), removing the rating from Under Review with Negative Implications, placed on March 27, 2020 as a result of the global escalation of the COVID-19 pandemic, and changing the outlook from Stable to Negative.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the nine months ended September 30, 2020 and 2019. Refer to the Interim Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2020 and 2019 included elsewhere in this Interim Report for additional detail.

	Nine months ended September 30,
(€ million)	2020	2019(1)
Cash flows from operating activities - continuing operations	€2,898	€6,402
Cash flows used in operating activities - discontinued operations	—	(308)
Cash flows used in investing activities - continuing operations	(5,194)	(5,284)
Cash flows from investing activities - net cash proceeds, disposal of discontinued operations(2)	—	5,348
Cash flows used in investing activities - discontinued operations	—	(155)
Cash flows from/(used in) financing activities - continuing operations	14,200	(4,062)
Cash flows from financing activities - discontinued operations	—	325
Translation exchange differences	(897)	539
Total change in cash and cash equivalents	11,007	2,805

Cash and cash equivalents at beginning of the period	15,014	12,450
Add: cash and cash equivalents at beginning of the period - included with Assets held for sale(2)	17	719
Total change in cash and cash equivalents	11,007	2,805
Less: Cash and cash equivalents at end of the period - included within Assets held for sale(2)	22	—
Cash and cash equivalents at end of the period	€26,016	€15,974
________________________________________________________________________________________________________________________________________________
(1) Magneti Marelli operating results and cash flows for the four months prior to the completion of the disposal on May 2, 2019 were excluded from the Group's continuing operations and are presented as a single line item within the Consolidated Income Statements and Consolidated Statement of Cash Flows for the nine months ended September 30, 2019, following the classification of Magneti Marelli as a discontinued operation. All amounts presented above exclude net intercompany amounts (received by)/paid by Magneti Marelli to/from the Group totaling €(200) million within operating activities, €(41) million within investing activities and €405 million within financing activities for the nine months ended September 30, 2019.
(2) The assets and liabilities of the cast iron automotive components business of Teksid were classified as Assets held for sale and Liabilities held for sale within the Interim Condensed Consolidated Statements of Financial Position at September 30, 2020 and at December 31, 2019. Refer to Note 2, Scope of consolidation within our Consolidated Financial Statements included elsewhere in this report.

Operating Activities
For the nine months ended September 30, 2020, cash from operating activities was the result of (1) Net loss from continuing operations of €1,537 million primarily adjusted: (i) to add back €3,847 million for depreciation and amortization expense, (ii) €730 million of impairments (refer to Cost of revenues and Research and development costs above), (ii) a €606 million reduction in deferred tax assets (refer to Tax expense above), (2) the positive effect of the change in working capital of €703 million, which includes (i) an increase of €928 million in other payables net of other receivables reflecting higher direct taxes in North America and indirect taxes in EMEA, (ii) a decrease of €125 million in inventories, partially offset by (iii) a decrease of €171 million in trade payables primarily due to reduced production levels in EMEA partially offset by increased production levels in North America, and (iv) an increase in trade receivables of €179 million, mostly in North America; and (3) the negative impact of €1,543 million net decrease in provisions, primarily as a result of lower sales incentive and warranty provisions in North America due to lower shipments.
For the nine months ended September 30, 2019, cash flows from operating activities were the result of Net profit from continuing operations of €1,122 million primarily adjusted: (1) to add back €4,080 million for depreciation and amortization expense, (2) €1,531 million of impairments (refer to Cost of revenues and Research and development costs above), (3) a €469 million change in deferred taxes, (3) a €1,390 million net decrease in provisions, including €0.5 billion of payments for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018, and warranty and incentive payments which exceeded the related accruals in North America, (4) €308 million of cash used by operating activities of discontinued operations and (5) for the positive effect of the change in working capital of €436 million, which was primarily driven by (i) an increase of €1,508 million in trade payables primarily due to North America production volume increases, which were partially offset by (ii) an increase of €487 million in inventories primarily in North America, and (iii) an increase of €516 million in other receivables net of other payables, reflecting higher indirect tax receivables in LATAM.
Investing Activities
For the nine months ended September 30, 2020, cash used in investing activities was primarily the result of (1) €6,180 million of capital expenditures, including €1,876 million of capitalized development expenditures, partially offset by (2) a decrease in receivables from financing activities of €694 million, which was mainly attributable to lower volumes of dealer financing in LATAM and EMEA.
For the nine months ended September 30, 2019, cash from investing activities was primarily the result of (1) €5,774 million proceeds from the disposal of Magneti Marelli, net of €426 million in cash and cash equivalents held by Magneti Marelli at the time of the disposal, (2) a decrease in receivables from financing activities of €96 million, mainly attributable to lower volumes of financing in EMEA and APAC partially offset by an increase in LATAM; these were partially offset by (3) €5,482 million of capital expenditures, including €1,956 million of capitalized development expenditures, and (4) €155 million of cash flows used by discontinued operations.
During the nine months ended September 30, 2020, the Group’s key investments include: (i) investments in North America for the next generation Jeep Grand Cherokee, all-new Grand Wagoneer, all-new Jeep Wrangler PHEV 4xe, Jeep Gladiator and all-new Ram 1500 TRX; (ii) investments in EMEA for the all-new Jeep Compass and Renegade PHEV 4xe vehicles, the all-new full electric Fiat 500 and other electrification programs; and (iii) investments in Maserati for the all-new MC20 sports car, mid-cycle freshenings of the Quattroporte, Levante and Ghibli, as well as the electrification programs announced at Maserati’s “MMXX: Time to be Audacious” event.
Financing Activities
For the nine months ended September 30, 2020, cash flows from financing activities resulted primarily from the draw down of €6.25 billion of revolving credit facilities, the €5.2 billion draw down of the €6.3 billion Intesa Sanpaolo Credit Facility, the issuance of €3.5 billion of notes under the Medium Term Note programme and the €0.8 billion of loans with the European Investment Bank announced on March 18, 2020 and September 18, 2020. These were partially offset by the repayment of notes as well as other long-term and short-term debt. Refer to Note 14, Debt, in the Interim Condensed Consolidated Financial Statements included elsewhere in this report, for further information.

For the nine months ended September 30, 2019, cash used in financing activities resulted primarily from dividends paid of €3,056 million, including the extraordinary dividend of €2,038 million related to the disposal of Magneti Marelli, the repayment of debt in Brazil of €543 million, and the repayment of a note at maturity with a principal amount of CHF 250 million (€230 million) that was issued through the MTN Programme.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
(€ million)	2020	2019
Cash flows from operating activities	€2,898	€6,094
Less: Cash flows from operating activities - discontinued operations	—	(308)
Cash flows from operating activities - continuing operations	2,898	6,402
Less: Operating activities not attributable to industrial activities	19	59
Less: Capital expenditures for industrial activities	6,179	5,481
Add: Net intercompany payments between continuing operations and discontinued operations	—	(200)
Add: Discretionary pension contribution, net of tax	68	—
Industrial free cash flows	€(3,232)	€662
For the nine months ended September 30, 2020 Industrial free cash flows from continuing operations decreased by €3.9 billion as compared to the same period in 2019, primarily reflecting lower cash flows from operating activities, as well as higher capital expenditures.

Risks and Uncertainties
Except as noted below, the Group believes that the risks and uncertainties identified for the nine months ended September 30, 2020 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Group's Annual Report and Form 20-F for the year ended December 31, 2019 filed with the SEC and AFM on February 25 and February 26, 2020, respectively, (the “Annual Report”). Those risks and uncertainties should be read in conjunction with this Interim Report.
The following supplements the risk factors identified and discussed in the section Risk Management-Risk Factors of the Annual Report.
Business interruptions resulting from the coronavirus (COVID-19) outbreak or similar public health crises could cause disruption to the manufacture and sale of the Group's products and could adversely impact its business.
Public health crises such as pandemics or similar outbreaks could adversely impact the Group’s business. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization (“WHO”), leading to government imposed quarantines, travel restrictions, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for businesses to curtail or cease normal operations. The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, as well as restrictions on business and individual activities, has led to a global economic slowdown and a significant decrease in demand in the global automotive market, which may persist even after the restrictions related to the COVID-19 outbreak are lifted.
The Group took a number of steps as a result of the pandemic, in line with advice provided by the WHO and the public health measures imposed in the countries in which it operates. For example, the Group implemented a temporary suspension of production across all of its facilities, which lasted, depending on the region, several weeks or months.
As a result of the restrictions described above, and consumers’ reaction to the COVID-19 outbreak in general, showroom traffic at the Group’s dealers has dropped significantly and many dealers temporarily ceased operations thereby reducing the demand for the Group’s products and leading to dealers purchasing fewer vehicles, parts and accessories. In addition, the COVID-19 outbreak has significantly disrupted the Group’s supply chains and may negatively impact the availability and price at which the Group is able to source components and raw materials globally, which could reduce the number of vehicles the Group will be able to manufacture and sell. The Group may not be able to pass on increases in the price of components and raw materials to its customers, which may adversely impact its results of operations. Furthermore, the COVID-19 pandemic may lead to financial distress for the Group’s suppliers or dealers as a result of which they may have to permanently discontinue or substantially reduce their operations. The pandemic may also lead to downward pressure on vehicle prices and contribute to an already challenging pricing environment in the automotive industry. In addition, the COVID-19 outbreak has led to higher working capital needs and reduced liquidity or limitations in the supply of credit, which may lead to higher costs of capital for the Group. Lastly, COVID-19 has resulted in a sharp increase in unemployment rates compared to pre-COVID-19 levels. The Group expects that the economic uncertainty and higher unemployment may result in higher defaults in its consumer financing portfolio and prolonged unemployment may negatively impact demand for both new and used vehicles. These and other factors arising from the COVID-19 pandemic have had, and could continue to have, a material adverse impact on the Group’s business, financial condition and results of operations.
The Group’s automotive operations generally realize minimal revenue while its facilities are shut down, but it continues to incur expenses. The negative cash impact is exacerbated by the fact that, despite not selling vehicles, the Group has to continue to pay suppliers for components purchased earlier in a high volume environment. In addition, the Group deferred a significant number of capital expenditure programs, delayed non-essential spending, and significantly reduced marketing expenses. These measures could have a material adverse effect on the Group’s ability to reach and then maintain, full production levels.
Further, as restrictions on movement and business operations are eased, the Group may still elect to continue the shutdown of some, or all, of its production sites and other facilities, either in the event of an outbreak of COVID-19 among its employees, or as a preventive measure to contain the spread of the virus and protect the health of its workforce. Such restrictions on movement and business operations may be reimposed by governments in response to a recurrence or “multiple waves” of the outbreak.

In addition, government-sponsored liquidity or stimulus programs in response to the COVID-19 pandemic may not be available to the Group’s customers, suppliers or dealers, and if available, the terms may be unattractive or may be insufficient to address the impact of COVID-19.
The extent to which the COVID-19 pandemic will impact the Group’s results will depend on the scale, duration, severity and geographic reach of future developments, including the possibility of a recurrence or “multiple waves” of the outbreak. There have been instances where local lockdowns have been re-imposed where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been developed. In addition, the ultimate impact of the COVID-19 outbreak will also depend on any new information which may emerge concerning the severity of the COVID-19 pandemic, its impact on customers, dealers, and suppliers, how quickly normal conditions, operations and demand for vehicles can resume, the severity of the current recession, any permanent behavioral changes that the pandemic may cause and any additional actions to contain the spread or mitigate the impact of the outbreak, whether government-mandated or elected by the Group. For example, in the event manufacturing operations are again suspended, fully ramping up production schedules to prior levels may take several months, depending, in part, on developments in global demand for vehicles and whether the Group’s suppliers will have resumed normal operations. The future impact of COVID-19 developments will be greater if the regions and markets that are most profitable to the Group are particularly affected. These disruptions could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in the section Risk Management-Risk Factors in the Group's Annual Report and Form 20-F, including, but not limited to, the deterioration of vehicle shipment volumes, particularly shipments of pickup trucks and larger sport utility vehicles in the U.S. retail market, the general economic conditions in which the Group operates, increases in the cost of raw materials and components and disruptions to the Group’s supply chain and liquidity.
In addition, regarding the risk factor, Current and future more stringent or incremental laws, regulations and governmental policies, including those regarding increased fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions, have a significant effect on how we do business and may increase our cost of compliance and negatively affect our operations and results., the Group adds the following:
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. FCA has accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate. The possible effect of the August 31, 2020 ruling is not yet clear as it is not yet effective as the mandate has not yet been issued. It is also not clear whether NHTSA will appeal the ruling or whether an injunction will be requested or granted. It is also uncertain if the ruling will only apply prospectively or if NHTSA or the plaintiffs will seek to apply the $14.00 rate retrospectively to the 2019 Model Year notwithstanding that automakers including FCA relied on the July 2019 rulemaking. FCA or industry representatives could challenge any retrospective application of the reinstated 2016 regulations. If the higher rate were applied retrospectively to the 2019 Model Year, FCA may need to accrue additional amounts due to increased CAFE penalties and additional amounts owed under certain agreements for the purchase of regulatory emissions credits. The amounts accrued could be up to €500 million depending on, among other things, our ability to implement future product actions or other actions to modify the utilization of credits.

Outlook
FY 2020 guidance reinstated:
•Adjusted EBIT between €3.0 - €3.5 billion
•Industrial free cash flows between €(1.0) - €0.0 billion

The above guidance assumes no further significant disruptions from COVID-19.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Net revenues	3	€25,814	€27,322	€58,088	€78,544
Cost of revenues		21,715	23,768	51,636	68,038
Selling, general and other costs		1,527	1,601	4,007	4,691
Research and development costs		670	1,456	2,179	2,911
Result from investments		45	43	118	159
Gains on disposal of investments		—	—	4	7
Restructuring costs	13	12	(1)	55	195
Net financial expenses	4	295	280	745	784
Profit/(loss) before taxes		1,640	261	(412)	2,091
Tax expense	5	435	440	1,125	969
Net profit/(loss) from continuing operations		1,205	(179)	(1,537)	1,122
Profit from discontinued operations, net of tax	2	—	—	—	3,970
Net profit/(loss)		€1,205	€(179)	€(1,537)	€5,092

Net profit/(loss) attributable to:
Owners of the parent		€1,198	€(179)	€(1,536)	€5,086
Non-controlling interests		7	—	(1)	6
		€1,205	€(179)	€(1,537)	€5,092

Net profit/(loss) from continuing operations attributable to:
Owners of the parent		€1,198	€(179)	€(1,536)	€1,118
Non-controlling interests		7	—	(1)	4
		€1,205	€(179)	€(1,537)	€1,122

Earnings/(loss) per share:	20
Basic earnings/(loss) per share		€0.76	€(0.11)	€(0.98)	€3.25
Diluted earnings/(loss) per share		€0.76	€(0.11)	€(0.98)	€3.24

Earnings/(loss) per share from continuing operations:	20
Basic earnings/(loss) per share		€0.76	€(0.11)	€(0.98)	€0.72
Diluted earnings/(loss) per share		€0.76	€(0.11)	€(0.98)	€0.71

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Net (loss)/profit (A)		€1,205	€(179)	€(1,537)	€5,092

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	19
Losses on re-measurement of defined benefit plans		—	—	—	—
Losses on debt instruments measured at FVOCI		(1)	—	(1)	—
Related tax impact		—	—	—	—
Items relating to discontinued operations, net of tax		—	—	—	(9)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		(1)	—	(1)	(9)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	19
Gains/(losses) on cash flow hedging instruments		180	(139)	(126)	(312)
Exchange (losses)/gains on translating foreign operations		(1,034)	570	(1,824)	791
Share of Other comprehensive (loss)/income for equity method investees		(52)	24	(108)	1
Related tax impact		(51)	33	41	81
Items relating to discontinued operations, net of tax		—	—	—	9
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(957)	488	(2,017)	570

Total Other comprehensive (loss)/income, net of tax (B1)+(B2)=(B)		(958)	488	(2,018)	561

Total Comprehensive income/(loss) (A)+(B)		€247	€309	€(3,555)	€5,653

Total Comprehensive income/(loss) attributable to:
Owners of the parent		€241	€309	€(3,548)	€5,644
Non-controlling interests		6	—	(7)	9
		€247	€309	€(3,555)	€5,653

Total Comprehensive income/(loss) attributable to owners of the parent:
Continuing operations		€241	€309	€(3,548)	€1,677
Discontinued operations		—	—	—	3,967
		€241	€309	€(3,548)	€5,644
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At September 30, 2020	At December 31, 2019
Assets
Goodwill and intangible assets with indefinite useful lives	6	€13,678	€14,257
Other intangible assets		12,638	12,447
Property, plant and equipment		27,684	28,608
Investments accounted for using the equity method		2,008	2,009
Other financial assets		242	340
Deferred tax assets		1,214	1,689
Other receivables	9	1,727	2,376
Tax receivables		102	94
Prepaid expenses and other assets		403	535
Other non-current assets		705	757
Total Non-current assets		60,401	63,112
Inventories	10	9,146	9,722
Assets sold with a buy-back commitment		1,092	1,626
Trade and other receivables	9	5,690	6,628
Tax receivables		155	372
Prepaid expenses and other assets		459	524
Other financial assets		979	670
Cash and cash equivalents		26,016	15,014
Assets held for sale		310	376
Total Current assets		43,847	34,932
Total Assets		€104,248	€98,044
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		€25,051	€28,537
Non-controlling interests		130	138
Total Equity		25,181	28,675
Liabilities
Long-term debt	14	16,174	8,025
Employee benefits liabilities	12	8,319	8,507
Provisions	13	4,837	5,027
Other financial liabilities		6	124
Deferred tax liabilities		1,760	1,628
Tax liabilities		277	278
Other liabilities	15	2,185	2,426
Total Non-current liabilities		33,558	26,015
Trade payables		20,378	21,616
Short-term debt and current portion of long-term debt	14	10,239	4,876
Other financial liabilities		598	194
Employee benefits liabilities	12	515	544
Provisions	13	7,017	8,978
Tax liabilities		463	122
Other liabilities	15	6,107	6,788
Liabilities held for sale		192	236
Total Current liabilities		45,509	43,354
Total Equity and liabilities		€104,248	€98,044
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Nine months ended September 30,
	Note	2020	2019
Cash flows from/(used in) operating activities:
Net (loss)/profit from continuing operations		€(1,537)	€1,122
Amortization and depreciation		3,847	4,080
Change in inventories, trade and other liabilities, payables and receivables		703	436
Dividends received		73	66
Change in provisions		(1,543)	(1,390)
Change in deferred taxes		606	469
Other changes		749	1,619
Cash flows used in operating activities - discontinued operations		—	(308)
Total		2,898	6,094
Cash flows (used in)/from investing activities:
Investments in property, plant and equipment and intangible assets		(6,180)	(5,482)
Net change in receivables from financing activities		694	96
Change in securities		257	15
Other changes		35	87
Net cash proceeds from disposal of discontinued operations		—	5,348
Cash flows used in investing activities - discontinued operations		—	(155)
Total		(5,194)	(91)
Cash flows from/(used in) financing activities:
Issuance of notes		3,500	—
Repayment of notes	14	(1,376)	(230)
Proceeds of other long-term debt		14,083	305
Repayment of other long-term debt	14	(1,671)	(710)
Net change in short-term debt and other financial assets/liabilities		(336)	(371)
Distributions paid		—	(3,056)
Cash flows from financing activities - discontinued operations		—	325
Total		14,200	(3,737)
Translation exchange differences		(897)	539
Total change in Cash and cash equivalents		11,007	2,805

Cash and cash equivalents at beginning of the period		15,014	12,450
Add: Cash and cash equivalents at beginning of the period - included within Assets held for sale		17	719
Total change in Cash and cash equivalents		11,007	2,805
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		22	—
Cash and cash equivalents at end of the period		€26,016	€15,974

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2018	€19	€24,650	€45	€1,011	€(1)	€(567)	€(455)	€201	€24,903
Impact from the adoption of IFRS 16(1)	—	—	—	—	—	—	—	—	—
At January 1, 2019	19	24,650	45	1,011	(1)	(567)	(455)	201	24,903
Distributions	—	(3,056)	—	—	—	—	—	(29)	(3,085)
Net profit	—	5,086	—	—	—	—	—	6	5,092
Other comprehensive (loss)/income	—	—	(228)	793	—	(7)	1	2	561
Share-based compensation(2)	—	76	—	—	—	—	—	—	76
Sale of Magneti Marelli	—	(109)	(6)	97	—	109	—	(47)	44
Other changes(3)	—	15	(2)	—	—	—	—	2	15
At September 30, 2019	€19	€26,662	€(191)	€1,901	€(1)	€(465)	€(454)	€135	€27,606
________________________________________________________________________________________________________________________________________________
(1) There was no impact within Equity on adoption of IFRS 16 as at January 1, 2019.
(2) Includes €12 million tax benefit related to the long-term incentive plans.
(3) Includes €2 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Debt instru- ments measured at FVOCI	Financial Assets measured at FVOCI	Remeasu-rement of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2019	€20	€28,245	€(114)	€1,378	€—	€5	€(522)	€(475)	€138	€28,675
Distributions	—	—	—	—	—	—	—	—	—	—
Net loss	—	(1,536)	—	—	—	—	—	—	(1)	(1,537)
Other comprehensive (loss)/income	—	—	(86)	(1,817)	(1)	—	—	(108)	(6)	(2,018)
Share-based compensation(1)	—	52	—	—	—	—	—	—	—	52
Other changes(2)	—	12	(2)	—	—	—	—	—	(1)	9
At September 30, 2020	€20	€26,773	€(202)	€(439)	€(1)	€5	€(522)	€(583)	€130	€25,181
________________________________________________________________________________________________________________________________________________
(1) Includes €3 million tax benefit related to the long-term incentive plans.
(2) Includes €2 million deferred net hedging gains transferred to inventory, net of tax.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on October 28, 2020 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2019 included within the Annual Report and Form 20-F for the year ended December 31, 2019, filed with the SEC and AFM on February 25 and February 26, 2020, respectively, (the “FCA Consolidated Financial Statements at December 31, 2019”). The accounting policies are consistent with those used at December 31, 2019, except as described in the section — New standards and amendments effective from January 1, 2020 below.
Basis of preparation
The Interim Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation — Use of estimates in the FCA Consolidated Financial Statements at December 31, 2019.
COVID-19 impacts
During the first half of 2020, the COVID-19 virus spread worldwide and was declared a pandemic by the World Health Organization on March 11, 2020. In response, many governments in affected jurisdictions imposed travel bans, quarantines and other emergency public safety measures. For example, governments have imposed restrictions on travel and the movement and gathering of people, as well as restrictions on economic activity. At October 28, 2020, many of these measures are still in place as cases have increased in recent weeks in certain regions.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

As the severity of the COVID-19 pandemic became apparent, FCA leadership took actions to protect our employees and communities, as well as strengthen our financial position and limit the impact on our financial performance.
The Group implemented a temporary suspension of production across its facilities: in APAC starting with China on January 23; in EMEA, starting with Italy from March 11; in Maserati beginning March 12; in North America starting progressively from March 18; and in LATAM on March 23. The Group also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter, and has restricted both domestic and international business travel since late February. These arrangements were structured to ensure continuation of critical activities, including, but not limited to, appropriate functioning of our internal controls and financial reporting systems and processes.
The Group worked closely with all relevant stakeholders, including unions and dealer representatives, to develop and implement plans to restart production and vehicle sales once governments in various jurisdictions permitted, including the development of enhanced sanitizing and health and safety procedures. On February 19 and February 24, 2020, production restarted at our GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively. Production restarted in all North American plants by June 1, 2020; in India on May 18, 2020; Latin America by May 11, 2020; on April 27, 2020 production restarted at our Sevel joint operation in Atessa, Italy, increasing progressively at other plants in the EMEA region and achieving pre-COVID shift patterns during the third quarter. Return to work procedures for our offices and other facilities have also been phased in with expected continued widespread use of remote working practices.
On April 3, 2020, FCA announced that the Annual General Meeting of the Company’s shareholders (“AGM”) scheduled for April 16, 2020 would be postponed to late June 2020, including the postponement of the resolution on the proposed 2019 €1.1 billion ordinary dividend. Further to the planned 50/50 merger of their businesses announced in December 2019, on May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. and the managing board of Peugeot S.A. announced the decision by each company to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis. The postponed AGM was held on June 26, 2020.
Amendment to the FCA PSA combination agreement
On September 14, 2020, FCA and Groupe PSA (“PSA”) announced an amendment to the combination agreement entered into in December 2019 in order to address the liquidity impact on the automotive industry of the COVID-19 pandemic while preserving the economic value and fundamental balance of the original agreement. Specifically, the special dividend to be paid to FCA’s shareholders is set at €2.9 billion (previously €5.5 billion) with PSA's 46% stake in Faurecia distributed to all Stellantis shareholders promptly after closing following approval by the Stellantis Board and shareholders. As announced on October 28, 2020, FCA and PSA agreed to permit PSA to dispose of, prior to closing, a portion of its interest in Faurecia not to exceed 7 percent of Faurecia's outstanding share capital with the proceeds of this disposal, along with the remainder of PSA’s current 46% stake in Faurecia, to be distributed to all Stellantis shareholders. The amendment has been unanimously approved by the Boards of both companies with the strong support of their reference shareholders. The existing commitments to support the transaction from Exor, the Peugeot family Group (EPF / FFP), Bpifrance and Dongfeng Motor Group (DFG) remain in effect.
Additionally, it has also been agreed that the Boards of both PSA and FCA will consider a potential distribution of €500 million to the shareholders of each company before closing or, alternatively, a distribution of €1 billion to be paid following the closing to all Stellantis shareholders. These decisions will be taken in light of the performance and outlook of both companies, market conditions and performance in the intervening period. Any such distributions will be made only if approved by the Boards of both companies.
Between September 14, 2020 and September 17, 2020, each of PSA’s reference shareholders, EPF/FFP, BPI and DFG, and FCA’s reference shareholder, Exor, entered into undertaking letter agreements providing lock-up commitments with respect to their Faurecia ordinary shares until the end of a six-month period following the completion of the proposed distribution of PSA’s stake in Faurecia to all Stellantis shareholders post-closing.
FCA and PSA confirmed in the announcement that in all other respects the economic terms of their combination agreement as signed on December 17, 2019 remain unchanged and that completion of the proposed combination is expected to take place by the end of the first quarter of 2021, subject to the previously agreed conditions to closing in the combination agreement. For further information on the original terms of the agreement, refer to FCA’s Annual Report and Form 20-F for the year ended December 31, 2019, filed with the SEC and AFM on February 25 and February 26, 2020, respectively.

The COVID-19 pandemic had significant negative impacts on FCA's results for the nine months ended September 30, 2020. The contraction of global demand, temporary suspensions of production in all regions and closure of a majority of dealerships during the first and second quarter significantly contributed to reduced consolidated shipments.
Refer to the following disclosures for further information regarding the impacts to our financial statements:
•Note 5, Tax expense for detail on the write-down of deferred tax assets in Italy and Brazil;
•Note 6, Goodwill and intangible assets with indefinite useful lives for detail on assessment of and impairment testing on goodwill allocated to the EMEA and LATAM operating segments;
•Note 7, Other intangible assets and Note 8, Property, plant and equipment for detail on assessment of cash generating units (“CGUs”) in North America, EMEA, LATAM and Maserati operating segments and impairments recognized for CGUs in EMEA, LATAM and Maserati operating segments; and
•Note 14, Debt for details on changes in the Group's liquidity and financial position.
New standards and amendments effective from January 1, 2020
The following amendments and interpretations, which were effective from January 1, 2020, were adopted by the Group. The adoption of these amendments did not have a material impact on the Interim Condensed Consolidated Financial Statements.
•In October 2018, the IASB issued amendments to IFRS 3 - Business Combinations which change the definition of a business to enable entities to determine whether an acquisition is a business combination or an asset acquisition.
•In October 2018, the IASB issued amendments to its definition of material in IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates clarifying the definition of materiality to aid in application.
•In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by IBOR reform. In addition, the amendments require companies to provide additional information to investors about hedging relationships directly affected by these uncertainties.
New standards and amendments effective from June 1, 2020
•In May 2020, the IASB issued an amendment to IFRS 16 - Leases to make it easier for lessees to account for COVID-19 related rent concessions such as rent holidays and temporary rent reductions. The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment does not affect lessors. The amendment is effective June 1, 2020 but can be applied immediately to any financial statements—interim or annual—not yet authorized for issue. The amendment is voluntary and was endorsed by the EU on October 9, 2020. We have not yet adopted the amendment and are currently evaluating the impact of adoption on our Consolidated Financial Statements.
New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2019 for a description of new standards not yet effective as of September 30, 2020.

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. In July 2020, the IASB deferred the effective date of this amendment to January 1, 2023. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.
•In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which includes amendments to the following standards: updating a reference in IFRS 3 - Business Combinations to the Conceptual Framework for Financial Reporting; in IAS 16 - Property, Plant and Equipment, prohibiting the deduction of amounts received from selling items produced whilst preparing the asset for its intended use from the cost of property, plant and equipment; in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, specifying what costs are to be included when assessing whether a contract will be loss-making; and minor amendments to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 - Financial Instruments, IAS 41 - Agriculture and the Illustrative Examples accompanying IFRS 16 - Leases. The amendments are effective January 1, 2022. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.
•In June 2020, the IASB issued amendments to IFRS 17 - Insurance Contracts aimed at helping companies implement the standard and making it easier for them to explain their financial performance. The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.
•In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which is complementary to Interest Rate Benchmark Reform, as issued in September 2019. The amendments address issues that arise as a result of implementation of the reforms, including the effects of changes in the contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark. The amendments are effective January 1, 2021. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.
Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the nine months ended September 30, 2020	At September 30, 2020	At December 31, 2019	For the nine months ended September 30, 2019	At September 30, 2019
U.S. Dollar (U.S.$)	1.125	1.171	1.123	1.124	1.089
Brazilian Real (BRL)	5.710	6.631	4.516	4.365	4.529
Chinese Renminbi (CNY)	7.866	7.972	7.821	7.713	7.778
Canadian Dollar (CAD)	1.522	1.568	1.460	1.493	1.443
Mexican Peso (MXN)	24.523	26.185	21.220	21.634	21.452
Polish Zloty (PLN)	4.422	4.546	4.257	4.301	4.378
Argentine Peso (ARS)(1)	89.180	89.180	67.258	62.579	62.579
Pound Sterling (GBP)	0.885	0.912	0.851	0.883	0.886
Swiss Franc (CHF)	1.068	1.080	1.085	1.118	1.085
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.

2. Scope of consolidation
Magneti Marelli discontinued operations and disposal
On October, 22, 2018, FCA announced that it had entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd. On May 2, 2019, FCA completed the sale of Magneti Marelli for consideration of €5,772 million (including €5,774 million cash consideration, contingent consideration receivable with a fair value of €70 million, contingent consideration payable by FCA of €16 million, costs relating to the transaction of €16 million and a preliminary purchase price adjustment of approximately €40 million). On April 26, 2020, the final purchase price adjustment was agreed, substantially confirming the preliminary amount.
The following table shows the calculation of the gain on sale on the Magneti Marelli transaction:

At May 2, 2019
(€ million)
Intangible assets	€788
Property, plant and equipment	2,146
Financial receivables	10
Cash and cash equivalents	426
Other assets	2,055
Debt	(782)
Trade and other payables	(1,942)
Other liabilities	(791)
Net asset sold	€1,910
Consideration	5,812
Reclassification of amounts in OCI relating to Magneti Marelli(1)	(91)
Gain on sale attributable to FCA	€3,811
________________________________________________________________________________________________________________________________________________
(1) Excluding amounts related to remeasurement of defined benefit plans.
Refer to the Interim Condensed Consolidated Statement of Cash flows for the nine months ended September 30, 2019, for the aggregate cash flows arising from the sale of Magneti Marelli, which consists of the cash consideration received net of the cash and cash equivalents transferred in the sale, as disclosed in the table above.
The following table summarizes the operating results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, that were excluded from the Consolidated Income Statement for the nine months ended September 30, 2019:

Nine months ended September 30, 2019(1)
(€ million)
Net revenues	€1,657
Expenses	1,447
Net financial (income)/expenses	5
Profit before taxes from discontinued operations	205
Tax expense	44
Profit after taxes from discontinued operations	161
Add: Gain on sale attributable to FCA	3,811
Less: Tax expense on gain on sale	2
Profit from discontinued operations, net of tax	€3,970
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.

Plastic components and automotive modules business held for sale
During the year ended December 31, 2019, certain entities within our plastic components and automotive modules business met the criteria to be presented as held for sale. On January 31, 2020, the Group entered into agreements for the sale of several of the groups of assets within our plastic components and automotive modules businesses for a total sale price of €47.5 million, resulting in a gain on disposal of €5 million.
Teksid Cast Iron Components Business Held for Sale
During December 2019, FCA announced that it had entered into an agreement with Tupy S.A. for the sale of FCA’s global cast iron automotive components business, which is operated through FCA’s subsidiary Teksid S.p.A.
The proposed sale includes Teksid’s cast iron production facilities in Brazil, Mexico, Poland and Portugal, in addition to Teksid’s interest in a joint venture in China and as a result the related assets and liabilities (€299 million and €192 million at September 30, 2020, respectively) met the criteria to be presented as held for sale from December 31, 2019. The agreement values the business at €210 million enterprise value. Consideration, subject to customary purchase price adjustments, will be paid at closing, expected by the end of the second quarter of 2021. The proposed transaction is subject to customary closing conditions, including the receipt of antitrust approvals.
Teksid’s aluminum business is not included in the transaction and will remain part of the Group.

3. Net revenues
Net revenues were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(€ million)
Revenues from:
Sales of goods	€24,771	€26,047	€55,160	€74,733
Services provided	868	999	2,335	2,923
Construction contract revenues	111	141	321	488
Lease installments from assets sold with a buy-back commitment	38	107	167	270
Interest income of financial services activities	26	28	105	130
Total Net revenues	€25,814	€27,322	€58,088	€78,544

	Mass-Market Vehicles
Three months ended September 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€17,923	€1,456	€540	€4,350	€381	€121	€24,771
Services provided	541	63	4	194	12	54	868
Construction contract revenues	—	—	—	—	—	111	111
Revenues from goods and services	18,464	1,519	544	4,544	393	286	25,750

Lease installments from assets sold with a buy-back commitment	13	—	—	25	—	—	38
Interest income from financial services activities	—	11	10	3	2	—	26
Total Net revenues	€18,477	€1,530	€554	€4,572	€395	€286	€25,814

	Mass-Market Vehicles
Three months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€18,421	€2,103	€657	€4,327	€381	€158	€26,047
Services provided	602	74	5	242	11	65	999
Construction contract revenues	—	—	—	—	—	141	141
Revenues from goods and services	19,023	2,177	662	4,569	392	364	27,187

Lease installments from assets sold with a buy-back commitment	46	—	—	61	—	—	107
Interest income from financial services activities	—	10	14	4	—	—	28
Total Net revenues	€19,069	€2,187	€676	€4,634	€392	€364	€27,322

	Mass-Market Vehicles
Nine months ended September 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€39,689	€3,136	€1,377	€9,860	€792	€306	€55,160
Services provided	1,478	141	10	514	36	156	2,335
Construction contract revenues	—	—	—	—	—	321	321
Revenues from goods and services	41,167	3,277	1,387	10,374	828	783	57,816

Lease installments from assets sold with a buy-back commitment	54	—	—	113	—	—	167
Interest income from financial services activities	—	49	39	14	3	—	105
Total Net revenues	€41,221	€3,326	€1,426	€10,501	€831	€783	€58,088

	Mass-Market Vehicles
Nine months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€50,890	€5,878	€1,943	€14,344	€1,177	€501	€74,733
Services provided	1,748	216	16	712	24	207	2,923
Construction contract revenues	—	—	—	—	—	488	488
Revenues from goods and services	52,638	6,094	1,959	15,056	1,201	1,196	78,144

Lease installments from assets sold with a buy-back commitment	110	—	—	160	—	—	270
Interest income from financial services activities	—	70	46	14	—	—	130
Total Net revenues	€52,748	€6,164	€2,005	€15,230	€1,201	€1,196	€78,544

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(€ million)
Interest income and other financial income	€25	€67	€89	€191

Financial expenses:
Interest expense and other financial expenses	198	202	429	613
Interest on lease liabilities	22	23	67	64
Write-down of financial assets	9	5	37	15
Losses on disposal of securities	—	2	—	2
Net interest expense on employee benefits provisions	52	75	165	222
Total Financial expenses	281	307	698	916
Net expenses from derivative financial instruments and exchange rate differences	39	40	136	59
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	320	347	834	975

Net financial expenses	€295	€280	€745	€784

5. Tax expense
Tax expense was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(€ million)
Current tax expense	€191	€131	€201	€450
Deferred tax expense	311	286	960	474
Tax (benefit)/expense relating to prior periods	(67)	23	(36)	45
Total Tax expense	€435	€440	€1,125	€969
The effective tax rate was 26.5 percent and (273.1) percent for the three and nine months ended September 30, 2020, respectively.
The effective tax rate was 168.6 percent and 46.3 percent for the three and nine months ended September 30, 2019, respectively.
The decrease in the effective tax rate for the three months ended September 30, 2020, compared to the corresponding period in 2019, primarily related to the non-repeat of prior year impairment charges without a corresponding tax benefit, and net tax benefits recognized during the quarter for prior years’ tax positions finalized in 2020.
The change in the effective tax rate during the nine months ended September 30, 2020, compared to the corresponding period in 2019, primarily related to a decrease in profit before tax with a related increase in unrecognized deferred tax assets, adjustments to deferred tax liabilities, the write-down of deferred tax assets, as described below, as well as the non-repeat of prior year impairment charges without a corresponding tax benefit, partially offset by net tax benefits recognized for prior years’ tax positions, as described above.

During the three months ended March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. As such, the Group assessed its ability to generate sufficient taxable income in the future that will allow realization of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country. As a result of this assessment, a write-down of €549 million of deferred tax assets was recorded for the three months ended March 31, 2020. Of this write-down, €446 million primarily related to Italian tax loss carry-forwards and €103 million related to Brazilian tax loss carry-forwards.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, no new indicators of impairment were identified during the three months ended September 30, 2020, and no further assessment was performed.

6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at September 30, 2020 and December 31, 2019 are summarized below:

	At September 30, 2020	At December 31, 2019
	(€ million)
Goodwill	€10,615	€11,065
Other intangible assets with indefinite useful lives	3,063	3,192
Total Goodwill and intangible assets with indefinite useful lives	€13,678	€14,257
The decrease during the nine months ended September 30, 2020 primarily related to foreign currency translation of the U.S. Dollar to the Euro.
Goodwill impairment testing
In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each cash-generating unit (“CGU”) or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill from the acquisition of FCA US has been allocated to the North America, EMEA, APAC and LATAM operating segments.
Due to the identification of indicators of impairment, primarily as the Group reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on the macro economic environment, the market outlook and the Group’s operations, the goodwill allocated to the EMEA and LATAM operating segments were tested for impairment at March, 31 2020.
Of total Goodwill and intangible assets with indefinite useful lives of €14,614 million at March 31, 2020, €275 million and €577 million (€269 million and €563 million at December 31, 2019) of goodwill was allocated to the EMEA and LATAM segments, respectively. No intangible assets with indefinite useful lives, other than goodwill, are recognized within the EMEA and LATAM segments.
The assumptions used in the goodwill impairment test for the EMEA and LATAM segments as of March 31, 2020, represent management’s best estimate for the period under consideration.

•The estimate of the recoverable amount for purposes of performing the EMEA and LATAM goodwill impairment test was determined using value-in-use at March 31, 2020 and was based on the following assumptions:
◦The expected future cash flows covering the period from 2020 through 2024. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the segment specific initiatives for the period 2020 to 2024. These cash flows relate to the operating segments in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from future restructuring plans or other structural changes. Key assumptions used in estimating the future cash flows are those related to volumes, sales mix, profit margins, expected conditions regarding market trends and segment, brand and model market share for the respective operating segment over the period considered.
◦The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent. The long-term EBIT margins have been set considering historical margins, the margins incorporated into the plan, and other market data, as adjusted for the stage in the economic cycle of the regions and any specific circumstances (for example, in LATAM, the long-term EBIT margin has been adjusted to assume no extension of the Brazilian tax benefits beyond 2025).
◦Pre-tax cash flows have been discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) applied ranged from 9.5 percent to 16 percent.
▪Expected future cash flows are sensitive to changes in the WACC, such that an increase of 25 basis points and 40 basis points in the WACC for the EMEA and LATAM segments respectively, would reduce the recoverable value down to its carrying amount.
The pre-tax WACC was calculated using the Capital Asset Pricing Model technique. The recoverable amounts for EMEA and LATAM operating segments estimated using the assumptions described above were determined to be in excess of the carrying amount of goodwill allocated to the EMEA and LATAM operating segments, respectively. As such, no impairment charges were recognized for goodwill for the three months ended March 31, 2020.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, and considering our assessment of internal and external information, no new indicators of impairment were noted and no further impairment testing was performed during the three months ended September 30, 2020.

7. Other intangible assets
During the three months ended March 31, 2020, impairment tests were performed comparing the carrying amount of the assets included in the respective CGUs to their value in use. The value in use of the CGUs was determined using a discounted cash flow methodology based primarily on unobservable inputs, including estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment.

As of March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. Using the updated information, we performed an assessment of the recoverability of certain of our assets as of March 31, 2020. Specifically, we reviewed our cash generating units (“CGUs”) and goodwill and intangible assets with indefinite useful lives for indicators of impairment. Certain CGUs, primarily those that were expected to be more sensitive to the current market outlook, in North America, EMEA, LATAM and Maserati segments, as well as goodwill allocated to EMEA and LATAM segments, were found to have indicators of impairment, and were therefore subject to impairment testing. As a result of this impairment testing, impairment charges totaling €450 million, primarily as a result of reduced volume expectations, were recognized on CGUs within the EMEA, LATAM and Maserati segments composed of €247 million of Property, plant and equipment recognized within Cost of revenues and €203 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €178 million relates to the EMEA segment, €161 million relates to the LATAM segment, and €111 million relates to the Maserati segment, which is incremental to the impairment recognized in Maserati discussed below.
In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, and considering our assessment of internal and external information, no new indicators of impairment were noted and no further impairment testing was performed during the three months ended September 30, 2020.
During the three months ended September 30, 2020, the Group changed its strategy for the future B-Segment platform in EMEA, which was under development. As a result of the change in strategy, assets totaling €74 million were impaired within the EMEA segment, composed of €4 million of Property, plant and equipment and €70 million of previously capitalized research and development expenditures, which were recognized within Cost of revenues and Research and development costs, respectively.

8. Property, plant and equipment
Refer to Note 7, Other intangible assets for additional details on impairments of €247 million of Property, plant and equipment recognized within Cost of revenues.
During the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs. Impairment expense of €16 million was also recognized in North America for assets which had become idle during the period.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, and considering our assessment of internal and external information, no new indicators of impairment were noted and no further impairment testing was performed during the three months ended September 30, 2020.
During the three months ended September 30, 2020, the Group changed its strategy for the future B-Segment platform in EMEA, which was under development. As a result of the change in strategy, assets totaling €74 million were impaired within the EMEA segment, composed of €4 million of Property, plant and equipment and €70 million of previously capitalized research and development expenditures, which were recognized within Cost of revenues and Research and development costs, respectively

9. Trade and other receivables
Trade and other receivables consisted of the following:

	At September 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,142	€—	€2,142	€2,064	€—	€2,064
Receivables from financing activities	1,865	264	2,129	2,855	300	3,155
Other receivables	1,683	1,463	3,146	1,709	2,076	3,785
Total Trade and other receivables	€5,690	€1,727	€7,417	€6,628	€2,376	€9,004
As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2019, during 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue, a decision which was subsequently appealed. In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. On December 17, 2019, the Brazilian courts indicated that it would render a decision on the Brazilian government’s appeal regarding the 2017 Supreme Court’s decision with respect to the calculation of the state value added tax in the basis for federal tax on revenue on April 1, 2020, which has been subsequently postponed.
Transfer of financial assets
At September 30, 2020, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €4,937 million (€7,301 million at December 31, 2019). The transfers related to trade receivables and other receivables of €4,089 million (€5,777 million at December 31, 2019) and financial receivables of €848 million (€1,524 million at December 31, 2019). These amounts included receivables of €3,317 million (€4,686 million at December 31, 2019), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.

10. Inventories

	At September 30, 2020	At December 31, 2019
	(€ million)
Finished goods and goods for resale	€4,783	€5,600
Work-in-progress, raw materials and manufacturing supplies	4,160	3,928
Construction contract assets	203	194
Total Inventories	€9,146	€9,722
The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At September 30, 2020	At December 31, 2019
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€537	€826
Less: Progress billings	404	715
Construction contracts, net asset/(liability)	133	111
Construction contract assets	203	194
Less: Construction contract liabilities (Note 15)	70	83
Construction contracts, net asset/(liability)	€133	€111

11. Share-based compensation
2020-2022 Long Term Incentive Plan
In December 2019, the Company’s Board of Directors approved the 2020-2022 Long-Term Incentive Plan (“2020-2022 LTIP”), under the framework equity incentive plan. During May 2020, FCA awarded a total of 7.0 million Performance Share Units (“PSU”) and 4.5 million Restricted Share Units (“RSU”) to eligible employees under the 2020-2022 LTIP.
The PSU awards, which represent the right to receive FCA common shares, have an Adjusted EBIT target as well as a total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the awards will vest based on achievement of the targets for Adjusted EBIT, covering a three year period from 2020 to 2022 and will have a payout ranging from 0 percent to 100 percent. The fair values of these PSU Adjusted EBIT awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting. The remaining half of the PSU awards will vest based on market conditions over a three-year performance period from January 2020 through December 2022, with a payout scale ranging from 0 percent to 225 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 7.0 million units. The fair value of these PSU TSR awards were calculated using a Monte Carlo Simulation, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting. If the performance goals for the respective periods are met, the PSU awards will vest in the second quarter of 2023.
The RSU awards, which represent the right to receive FCA common shares, will vest in the second quarter of 2023. The fair values of these RSU awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Other Restricted Share Unit Grants
During the nine months ended September 30, 2020, FCA awarded 1.0 million RSUs to certain key employees of the Company, which represent the right to receive FCA common shares. A portion of these awards is expected to vest in Q4 2020, with the remaining portion expected to vest in 2021 and 2022 in accordance with the award agreements. The fair values of the awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Share-based compensation expense
Including previously granted awards, total expense of approximately €17 million and €48 million was recorded for the PSU and RSU awards for the three and nine months ended September 30, 2020, respectively. Including previously granted awards, total expense for the PSU and RSU awards of approximately €25 million and €64 million was recorded for the three and nine months ended September 30, 2019, respectively.
The total number of PSU and RSU awards outstanding at September 30, 2020 was 14.5 million and 10.5 million respectively.

12. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At September 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€35	€4,980	€5,015	€38	€5,024	€5,062
Health care and life insurance plans	127	2,035	2,162	132	2,157	2,289
Other post-employment benefits	62	685	747	63	730	793
Other provisions for employees	291	619	910	311	596	907
Total Employee benefits liabilities	€515	€8,319	€8,834	€544	€8,507	€9,051
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30,
	2020		2019
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€44	€6	€38	€6
Interest expense	185	19	242	27
Interest (income)	(156)	—	(197)	—
Other administrative costs	19	—	19	—
Total	€92	€25	€102	€33

	Nine months ended September 30,
	2020		2019
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€135	€20	€116	€18
Interest expense	581	61	718	81
Interest (income)	(486)	—	(587)	—
Other administrative costs	60	—	59	—
Total	€290	€81	€306	€99
Total contributions of €112 million were made to our pension plans in the nine months ended September 30, 2020, including an accelerated discretionary contribution of $75 million (€68 million) in North America.

13. Provisions

	At September 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,035	€3,579	€5,614	€2,406	€3,900	€6,306
Sales incentives	3,817	—	3,817	5,479	—	5,479
Other provisions and risks	1,165	1,258	2,423	1,093	1,127	2,220
Total Provisions	€7,017	€4,837	€11,854	€8,978	€5,027	€14,005
During the nine months ended September 30, 2020, a provision of €222 million was recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 18 - Guarantees granted, commitments and contingent liabilities for further information).
During the nine months ended September 30, 2020, a total provision for €42 million was recognized for restructuring costs, mainly in North America and LATAM, related to the recognition of provisions for workforce restructuring (refer to Note 21, Segment reporting).
During the nine months ended September 30, 2020, approximately €0.1 billion of payments were made for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018 (refer to Note 18, Guarantees granted, commitments and contingent liabilities).

14. Debt

	At September 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€1,071	€7,381	€8,452	€1,450	€4,942	€6,392
Borrowings from banks(1)	8,083	7,341	15,424	2,097	1,599	3,696
Asset-backed financing	27	—	27	151	—	151
Lease liabilities	329	1,407	1,736	360	1,280	1,640
Other debt	729	45	774	818	204	1,022
Total Debt(2)	€10,239	€16,174	€26,413	€4,876	€8,025	€12,901
_______________________________________________________________________________________________________________________________________________
(1) Borrowings from banks includes €6.25 billion drawn down under FCA’s Revolving Credit Facility, as described below, which was classified as a current liability based on the expectation that it will be repaid in full in the next twelve months. On October 20, 2020, €3.125 billion of the amounts drawn were repaid. The facility is made of two equal tranches of €3.125 billion each, which are available up to April 2023 and March 2024, respectively.
(2) Debt at September 30, 2020, excludes €69 million of debt included within Liabilities held for sale. Refer to Note 2, Scope of consolidation.
Borrowings from banks
European Investment Bank Borrowings
On March 18, 2020, the Group announced that it entered into an agreement for a €300 million five-year loan with the European Investment Bank (“EIB”) to support specific investments to be implemented by FCA through 2021. The investments are primarily to support the manufacturing deployment of the advanced vehicle powertrain electrification technologies and, in particular, the setup of production lines for the manufacturing of PHEV vehicles at FCA’s production plant in Melfi (Italy) and the manufacturing of battery electric vehicles (“BEV”) at the production plant in Mirafiori (Italy). The loan was fully drawn on March 26, 2020.

On September 18, 2020, the Group announced that it entered into an agreement for a €485 million five-year loan with the EIB to support production of PHEVs at the Pomigliano plant in Campania, Italy. The additional borrowings also support research, development and innovation for electrification, connectivity and self-driving technologies mainly conducted at FCA's laboratories in Turin (Italy). The loan was fully drawn on September 30, 2020.
Incremental Bridge Credit Facility
On March 26, 2020, the Group announced that it had entered into a new credit facility (the “Bridge Credit Facility”). The Bridge Credit Facility, initially entered into with two banks and then successfully syndicated to thirteen banks, including the two original underwriting banks, was available for general corporate purposes and for working capital needs of the Group and was structured as a bridge facility to capital markets. On April 14, 2020, the Group announced completion of syndication. On July 7, 2020, the Bridge Credit Facility was cancelled. Refer to the Notes subsection below for further information.
Revolving Credit Facilities
On March 26, 2020, the tenor of the three-year Tranche A of the Group's €6.25 billion revolving credit facility, for Euro €3.125 billion, was extended by one year to April 27, 2023, with the Tranche B maturity unchanged at March 2024. On April 21, 2020, the Group announced that, in light of the continuing uncertainty relating to the impacts of COVID-19, it had drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and last amended in March 2019.
Other revolving lines of credit
During the nine months ended September 30, 2020, the Group drew down on existing bilateral revolving lines of credit totaling €1.5 billion, of which €1.3 billion had been repaid at the end of the drawdown periods by September 30, 2020. Of the amounts repaid, €0.9 billion was available for further draw down and included within Available liquidity at September 30, 2020.
Intesa Sanpaolo Credit Facility
On June 24, 2020, FCA Italy S.p.A., a wholly-owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group entered into a facility agreement with Intesa Sanpaolo for borrowings of up to €6.3 billion to finance the Group’s activities in Italy. The facility is unsecured and guaranteed by FCA N.V. and will mature in March 2023, amortizing in five equal quarterly installments with the first such installment due on March 31, 2022. SACE (Italy’s export credit agency) will guarantee 80 percent of the borrowings under that facility pursuant to the recently enacted Italian Liquidity Decree. The facility and borrowings under the facility are at interest rates within a range that could be obtained in the market.
The covenants of the credit facility include financial covenants which apply under certain conditions, as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
In connection with SACE’s guarantee, the Group has given the following industrial commitments applicable while any loans are outstanding under the facility: (i) to continue to carry out certain Italian investment projects currently underway and previously announced; (ii) not to delocalize outside Italy production of vehicles under such investment projects; and (iii) to pursue the goal of reducing temporary layoffs for employees engaged under such investment projects in Italy to nil by the end of 2023, each with agreed milestones for implementation. If the industrial commitments previously described are not implemented by the agreed milestones, the Group may at its option: (i) implement those industrial commitments within an additional six-month period following the milestones; (ii) negotiate and agree alternative milestones and/or commitments with the Italian government; or (iii) repay the loan at any time within 18 months (including a 6 months negotiation period) from the point of non-compliance.
In addition, while loans under the facility are outstanding, FCA N.V. has committed not to approve or pay dividends or other shareholder distributions in the 2020 calendar year (except dividends related to the pending merger with Peugeot S.A.), and the Italian subsidiaries of the Group have committed not to distribute dividends or to make other shareholder distributions until May 26, 2021.

During the nine months ended September 30, 2020, €5.2 billion of the facility was drawn down, of which 80 percent is covered by the SACE guarantee.
Undrawn committed credit lines
At September 30, 2020, undrawn committed credit lines of €0.9 billion consisted of bilateral revolving lines of credit. At December 31, 2019, undrawn committed credit lines available totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility and €1.3 billion of other bilateral revolving lines of credit.
Notes
On April 15, 2020, the Group repaid in full at maturity U.S.$1.5 billion of 4.500% unsecured notes issued in April 2015.
On July 1, 2020, the Group confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) € 1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaced in full the €3.5 billion bridge credit facility above, which was previously fully undrawn and was fully cancelled on July 7, 2020, in connection with the settlement of the notes offering. The notes issued were rated Ba2 by Moody’s Investors Service, BB+ by Standard & Poor’s, BBB- by Fitch and BBB (Low) by DBRS.

15. Other liabilities
Other liabilities consisted of the following:

	At September 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€1,468	€—	€1,468	€2,210	€—	€2,210
Accrued expenses and deferred income	621	514	1,135	769	674	1,443
Indirect taxes payables	591	114	705	501	14	515
Payables to personnel	971	14	985	1,008	15	1,023
Social security payables	320	5	325	258	4	262
Construction contract liabilities (Note 10)	70	—	70	83	—	83
Service contract liability	614	1,452	2,066	621	1,530	2,151
Other	1,452	86	1,538	1,338	189	1,527
Total Other liabilities	€6,107	€2,185	€8,292	€6,788	€2,426	€9,214

16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2020 and December 31, 2019:

	At September 30, 2020				At December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€64	€21	€13	€98	€3	€21	€13	€37
Debt securities and equity instruments measured at FVPL	216	—	15	231	277	—	15	292
Derivative financial assets	—	708	—	708	—	98	—	98
Collateral deposits	32	—	—	32	42	—	—	42
Receivables from financing activities	—	—	459	459	—	—	580	580
Trade receivables	—	10	—	10	—	19	—	19
Other receivables	—	—	69	69	—	—	69	69
Money market securities	10,167	—	—	10,167	2,293	—	—	2,293
Total Assets	€10,479	€739	€556	€11,774	€2,615	€138	€677	€3,430
Derivative financial liabilities	€—	€604	—	€604	—	€318	—	€318
Total Liabilities	€—	€604	€—	€604	€—	€318	€—	€318

During the nine months ended September 30, 2020, derivative financial assets increased €610 million primarily due to decreases in the Brazilian Real against the U.S. dollar in LATAM. During the nine months ended September 30, 2020, derivative financial liabilities increased €286 million primarily due to fair value losses for interest-rate swaps entered into to hedge interest rates on future bond issuances.
During the nine months ended September 30, 2020, money market securities increased €7,874 million, reflecting higher overall cash and cash equivalents resulting from cash flows from operations during the third quarter and the draw down of borrowings.
During the nine months ended September 30, 2020, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The fair value of money market securities is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair value of Other receivables, which relates to the contingent consideration receivable from the sale of Magneti Marelli (refer to Note 2, Scope of consolidation), is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended September 30,
	2020				2019
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At July 1	€443	€28	€—	€69	€775	€26	€28	€70
Gains/(losses) recognized in Consolidated Income Statement	—	—	—	—	—	—	20	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	—	—	—	(16)	—
Issues/Settlements	16	—	—	—	110	—	(17)	—
At September 30	€459	€28	€—	€69	€885	€26	€15	€70

	Nine months ended September 30,
	2020				2019
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1	€580	€28	€—	€69	€973	€16	€39	€—
Gains/(losses) recognized in Consolidated Income Statement	—	—	—	—	—	—	56	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	—	—	—	(14)	—
Issues/Settlements	(121)	—	—	—	(88)	(1)	(66)	70
Purchases/Sales	—	—	—	—	—	11	—	—
At September 30	€459	€28	€—	€69	€885	€26	€15	€70
The gains/(losses) included in the Interim Condensed Consolidated Income Statement during the three and nine months ended September 30, 2020 and 2019 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the three and nine months ended September 30, 2020 and 2019 were included within Cash flow hedge reserve within Equity in the Interim Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2020		At December 31, 2019
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€869	€868	€1,737	€1,736
Retail financing		512	510	613	608
Finance leases		6	6	3	3
Other receivables from financing activities		283	283	222	222
Total Receivables from financing activities(1)	9	€1,670	€1,667	€2,575	€2,569

Notes		€8,452	€9,047	€6,392	€6,900
Borrowings from banks & Other debt		16,198	16,220	4,718	4,724
Asset-backed financing		27	27	151	151
Lease liabilities		1,736	1,736	1,640	1,640
Total Debt	14	€26,413	€27,030	€12,901	€13,415
________________________________________________________________________________________________________________________________________________
(1) Amounts at September 30, 2020 and December 31, 2019 exclude receivables measured at FVPL.

The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At September 30, 2020, €9,040 million and €7 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2019, €6,893 million and €7 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At September 30, 2020, €15,595 million and €625 million of Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2019, €3,865 million and €859 million of Other Debt were categorized within Level 2 and Level 3, respectively.
The fair value of Lease liabilities categorized within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs. At September 30, 2020, €1,736 million of Lease liabilities were categorized within Level 3. At December 31, 2019, €1,640 million of Lease liabilities were categorized within Level 3.

17. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2019 for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
The amounts for significant transactions with related parties recognized in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30,
	2020				2019
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€693	€419	€(4)	€9	€629	€565	€(8)	€12
CNHI	73	68	—	—	83	78	3	—
Ferrari	7	31	—	—	5	27	—	—

	Nine months ended September 30,
	2020				2019
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€1,729	€1,051	€(9)	€24	€2,170	€1,768	€(33)	€37
CNHI	199	181	—	—	320	244	6	—
Ferrari	16	58	—	—	28	102	—	—
Assets and liabilities from significant transactions with related parties were as follows:

	At September 30, 2020					At December 31, 2019
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€541	€472	€99	€12	€92	€432	€362	€207	€141	€194
CNHI	53	46	13	—	—	49	87	11	—	—
Ferrari	13	27	—	—	—	12	49	—	—	—

18. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions Matters
On January 10, 2019, we announced that FCA US had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. Nevertheless, we continue to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). We have engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but have reached settlement agreements with less than 100 of these remaining plaintiffs. As of September 30, 2020, our best estimate of a probable loss has been included within the provision previously recognized.

In the U.S., we remain subject to a diesel emissions-related investigation by the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. We have continued discussions with the DoJ, Criminal Division to determine whether we can reach an appropriate resolution of their investigation as it relates to FCA, which may involve the payment of penalties and other non-financial sanctions. At this time, we estimate a range of probable loss. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of its investigation, we have recognized a provision of approximately €200 million as our best estimate of probable loss with regard to matters under discussion. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”). In September 2020, we settled the diesel emissions-related investigation with the U.S. Securities and Exchange Commission (the “SEC”) for an amount that is not material to the Group and which was accrued during the three months ended June 30, 2020.
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we are working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.
We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In December 2019, the MIT notified us that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. We have engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. We have proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws.
In July 2020, unannounced inspections took place at several of our sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. We are cooperating with the investigations. Several FCA companies and our Dutch dealers were recently served with a purported class action filed in the Netherlands by a Dutch foundation seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain FCA E5 and E6 diesel vehicles.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter, with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles and with the MOE in connection with their review of other FCA vehicles.
The results of the unresolved governmental inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and Non Opt-Out Litigation or estimate a range of possible loss.
U.S. Sales Reporting Investigations
On September 27, 2019, the SEC announced the resolution of its investigation into our reporting of vehicle sales to end customers in the U.S. which included our agreement to pay an amount that is not material to the Group. We have also cooperated with a DoJ investigation into the same issues, the outcome of which remains uncertain. Any resolution of that matter may involve the payment of penalties and other sanctions. At this time, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss in connection with that investigation
As previously reported, two putative securities class action lawsuits were filed against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. These lawsuits were consolidated into a single action and on October 4, 2018, we entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that is not material to the Group. On June 5, 2019, the Court granted final approval to this settlement.
National Training Center
In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the DoJ has brought criminal charges against a number of individuals including former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. Several of the individual defendants have entered guilty pleas and some have claimed in connection with those pleas that they conspired with FCA US in violation of the Taft-Hartley Act. We continue to engage in discussions with the DoJ about a potential resolution of its investigation. The outcome of those discussions is uncertain; however, any resolution may involve the payment of penalties and other non-financial sanctions. While the outcome of these discussions is uncertain and we cannot predict whether or when any settlement may be reached with the DoJ, or the ultimate outcome of its investigation, we have recognized a provision that is not material to the financial statements as our best estimate of probable loss with regard to matters under discussion.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and is seeking a cease and desist order as well as the posting of a notification with respect to the alleged practices.

On July 20, 2020, a group of employees in our Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 16, 2020, a group of current and former employees in our Trenton Engine Complex filed a lawsuit in U.S. District Court for the Eastern District of Michigan, making similar claims. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA NV.
On July 8, 2020, the court dismissed GM’s lawsuit with prejudice. On August 3, 2020, GM filed a motion requesting that the court amend or alter its judgement, which the court denied. On August 17, 2020, GM provided notice of appeal to the U.S. Court of Appeals for the Sixth Circuit. GM has also filed an action against FCA US and FCA NV in Michigan state court, making substantially the same claims as it made in the federal litigation. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine
In connection with internal testing, we determined that approximately 1 million vehicles equipped with the 2.4L Tigershark engine may have excess tailpipe emissions. We have notified the U.S. Environmental Protection Agency (EPA) of the potential issue and we are working to identify the population of impacted vehicles as well as a potential solution. Upon the completion of this work, we intend to review our proposed solution with the EPA and will likely initiate a recall campaign. At this stage we are unable to reliably evaluate the likelihood that material costs will be incurred or estimate a range of possible costs.
In addition, putative class action lawsuits have been filed and are pending against FCA US in U.S. District courts in Michigan and California asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. We are evaluating and defending against these actions while we work to assess the claims and, if appropriate, any mitigating action we could take. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Other matters
Corporate Average Fuel Economy (“CAFE”) standards
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by the National Highway Safety Administration (“NHTSA”) in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon (“MPG”) that a manufacturer’s fleet-wide average MPG is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. FCA has accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate. The possible effect of the August 31, 2020 ruling is not yet clear as it is not yet effective as the mandate has not yet been issued. It is also not clear whether NHTSA will appeal the ruling or whether an injunction will be requested or granted. It is also uncertain if the ruling will only apply prospectively or if NHTSA or the plaintiffs will seek to apply the $14.00 rate retrospectively to the 2019 Model Year notwithstanding that automakers including FCA relied on the July 2019 rulemaking. FCA or industry representatives could challenge any retrospective application of the reinstated 2016 regulations. If the higher rate were applied retrospectively to the 2019 Model Year, FCA may need to accrue additional amounts due to increased CAFE penalties and additional amounts owed under certain agreements for the purchase of regulatory emissions credits. The amounts accrued could be up to €500 million depending on, among other things, our ability to implement future product actions or other actions to modify the utilization of credits.

U.S. import duties
Historically, we have paid a 2.5 percent duty on Ram ProMaster City vehicles imported into the U.S. as passenger vehicles rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. The vast majority of these vehicles are converted into cargo vans after importation. In litigation between a competitor and U.S. Customs and Border Protection (“CBP”) involving similar vehicles, the U.S. Court of Appeals for the Federal Circuit ruled in June 2019 that vehicles previously imported by the competitor are subject to the 25 percent duty. The competitor sought to appeal the matter to the U.S. Supreme Court, but in June 2020, the U.S. Supreme Court declined to hear the competitor’s case.
We believe there are facts that distinguish our case from that of the competitor. However, CBP may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Other commitments, arrangements and contractual rights
Regulatory emission credits
During the year ended December 31, 2019, FCA entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions. At September 30, 2020, these agreements represent total commitments of €0.6 billion, with the related purchased credits expected to be used for compliance years through 2023.

19. Equity
Share capital
At September 30, 2020, the authorized share capital of FCA was forty Euro (€40,000,000), divided into two thousand (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share, and two thousand (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At September 30, 2020, the fully paid-up share capital of FCA amounted to €20 million (€20 million at December 31, 2019) and consisted of 1,574,153,827 common shares and 449,610,500 special voting shares, all with a par value of €0.01 each (1,567,519,274 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2019).
On March 2, 2020 a total of 73,606,222 Special Voting Shares were delivered to Exor N.V. as a result of an equivalent number of Common Shares being registered in the Loyalty Register for an uninterrupted period of three years in accordance with clause 5.1 of the Special Voting Shares Terms and Conditions. The related Common Shares became Qualifying Common Shares. Of the shares delivered, 32,937,489 were Special Voting Shares held by the Company and 40,668,733 were additional Special Voting Shares issued.

Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on re-measurement of defined benefit plans	€—	€—	€—	€—
Losses on debt instruments measured at FVOCI	(1)	—	(1)	—
Items relating to discontinued operations	—	—	—	(9)
Total items that will not be reclassified to the Consolidated Income Statement (B1)	(1)	—	(1)	(9)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	184	(153)	(82)	(351)
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(4)	14	(44)	39
Total Gains/(Losses) on cash flow hedging instruments	180	(139)	(126)	(312)
Foreign exchange (losses)/gains	(1,034)	570	(1,824)	791
Share of Other comprehensive (loss)/income for equity method investees arising during the period	(27)	13	(70)	(2)
Share of Other comprehensive (loss)/income equity method investees reclassified to the Consolidated Income Statement	(25)	11	(38)	3
Total Share of Other comprehensive (loss)/income for equity method investees	(52)	24	(108)	1
Items relating to discontinued operations	—	—	—	9
Total Items that may be reclassified to the Consolidated Income Statement (B2)	(906)	455	(2,058)	489

Total Other comprehensive (loss)/income (B1)+(B2)	(907)	455	(2,059)	480
Tax effect	(51)	33	41	81
Tax effect - discontinued operations	—	—	—	—
Total Other comprehensive (loss)/income, net of tax	€(958)	€488	€(2,018)	€561

The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended September 30,
	2020			2019
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains/(losses) on cash flow hedging instruments	€180	€(51)	€129	€(139)	€33	€(106)
Losses on debt instruments measured at FVOCI	(1)	—	(1)	—	—	—
Foreign exchange (losses)/gains	(1,034)	—	(1,034)	570	—	570
Share of Other comprehensive (loss)/income for equity method investees	(52)	—	(52)	24	—	24
Items relating to discontinued operations	—	—	—	—	—	—
Total Other comprehensive (loss)/income	€(907)	€(51)	€(958)	€455	€33	€488

	Nine months ended September 30,
	2020			2019
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Losses on cash flow hedging instruments	(126)	41	(85)	(312)	81	(231)
Losses on debt instruments measured at FVOCI	(1)	—	(1)	—	—	—
Foreign exchange (losses)/gains	(1,824)	—	(1,824)	791	—	791
Share of Other comprehensive (loss)/income for equity method investees	(108)	—	(108)	1	—	1
Items relating to discontinued operations	—	—	—	—	—	—
Total Other comprehensive (loss)/income	€(2,059)	€41	€(2,018)	€480	€81	€561

20. Earnings per share
Basic earnings/(loss) per share
Basic earnings/(loss) per share for the three and nine months ended September 30, 2020 and 2019 was determined by dividing the Net profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings/(loss) per share:

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
Net profit/(loss) attributable to owners of the parent	million	€1,198	€(179)	€(1,536)	€5,086
Weighted average number of shares outstanding	thousand	1,574,076	1,567,466	1,571,183	1,562,967
Basic earnings/(loss) per share	€	€0.76	€(0.11)	€(0.98)	€3.25

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
Net profit/(loss) from continuing operations attributable to owners of the parent	million	€1,198	€(179)	€(1,536)	€1,118
Weighted average number of shares outstanding	thousand	1,574,076	1,567,466	1,571,183	1,562,967
Basic earnings/(loss) per share from continuing operations	€	€0.76	€(0.11)	€(0.98)	€0.72

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€—	€—	€—	€3,968
Weighted average number of shares outstanding	thousand	1,574,076	1,567,466	1,571,183	1,562,967
Basic earnings per share from discontinued operations	€	€—	€—	€—	€2.54
Diluted earnings/(loss) per share
In order to calculate the diluted earnings/(loss) per share during the three and nine months ended September 30, 2020, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at September 30, 2020 as determined using the treasury stock method.
For the three months ended September 30, 2020, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
For the nine months ended September 30, 2020, primarily as a result of the net loss from continuing operations for the nine months ended September 30, 2020, in accordance with IAS 33 - Earnings per share, the theoretical effect that would arise if all the outstanding PSU and RSU awards were exercised was not taken into consideration in the calculation of diluted loss per share as this would have had an anti-dilutive effect.
For the three and nine months ended September 30, 2019, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
The following tables summarize the amounts used to calculate the diluted earnings/(loss) per share for the three and nine months ended September 30, 2020 and 2019:

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
Net profit/(loss) attributable to owners of the parent	million	€1,198	€(179)	€(1,536)	€5,086
Weighted average number of shares outstanding	thousand	1,574,076	1,567,466	1,571,183	1,562,967
Number of shares deployable for share-based compensation	thousand	5,429	3,689	—	7,609
Weighted average number of shares outstanding for diluted earnings/(loss) per share	thousand	1,579,505	1,571,155	1,571,183	1,570,576
Diluted earnings/(loss) per share	€	€0.76	€(0.11)	€(0.98)	€3.24

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
Net profit/(loss) from continuing operations attributable to owners of the parent	million	€1,198	€(179)	€(1,536)	€1,118
Weighted average number of shares outstanding for diluted earnings/(loss) per share	thousand	1,579,505	1,571,155	1,571,183	1,570,576
Diluted earnings/(loss) per share from continuing operations	€	€0.76	€(0.11)	€(0.98)	€0.71

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€—	€—	€—	€3,968
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,579,505	1,571,155	1,571,183	1,570,576
Diluted earnings per share from discontinued operations	€	€—	€—	€—	€2.53

21. Segment reporting
The Group’s activities are carried out through five reportable segments: four regional mass-market vehicle segments (North America, LATAM, APAC and EMEA) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
Other activities includes the results of our industrial automation systems design and production business and our cast iron and aluminum components business, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net (loss)/profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net (loss)profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.

The following tables summarize selected financial information by segment three and nine months ended September 30, 2020 and 2019:

	Mass-Market Vehicles
Three months ended September 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€18,483	€1,532	€570	€4,595	€394	€553	€(313)	€25,814
Revenues from transactions with other segments	(6)	(2)	(16)	(23)	1	(267)	313	—
Revenues from external customers	€18,477	€1,530	€554	€4,572	€395	€286	€—	€25,814

Net profit from continuing operations								€1,205
Tax expense								€435
Net financial expenses								€295
Adjustments:
Provision for U.S. investigation matters (1)	—	—	—	—	—	—	222	222
Impairment expense and supplier obligations(2)	—	—	—	87	—	—	—	87
Restructuring costs, net of reversals(3)	3	—	—	6	—	3	—	12
Other	—	—	—	2	—	20	(2)	20
Adjusted EBIT	€2,544	€46	€(32)	€(125)	€(70)	€(69)	€(18)	€2,276

Share of profit of equity method investees	€—	€—	€(44)	€89	€—	€4	€—	€49
______________________________________________________________________________________________________________________________
(1) Provision recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice, primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 18 - Guarantees granted, commitments and contingent liabilities).
(2) Impairment expense and supplier obligations in EMEA as a result of change in strategy for the future B-segment platform.
(3) Restructuring costs primarily in EMEA

	Mass-Market Vehicles
Three months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€19,066	€2,191	€687	€4,660	€394	€722	€(398)	€27,322
Revenues from transactions with other segments	3	(4)	(11)	(26)	(2)	(358)	398	—
Revenues from external customers	€19,069	€2,187	€676	€4,634	€392	€364	€—	€27,322

Net loss from continuing operations								€(179)
Tax expense								€440
Net financial expenses								€280
Adjustments:
Impairment expense and supplier obligations(1)	—	—	—	435	148	—	793	1,376
Restructuring costs, net of reversals	(3)	—	—	—	—	2	—	(1)
Other(2)	(2)	—	—	5	1	1	38	43
Adjusted EBIT	€2,019	€152	€(10)	€(55)	€(51)	€(70)	€(26)	€1,959

Share of profit of equity method investees	€—	€—	€(34)	€77	€—	€2	€1	€46
________________________________________________________________________________________________________________________________________________
(1) Impairment expense recognized in EMEA, Maserati and also not allocated to a specific region.
(2) Other costs, primarily relating to litigation proceedings. (Refer to Note 18, Guarantees granted, commitments and contingent liabilities).

	Mass-Market Vehicles
Nine months ended September 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€41,233	€3,331	€1,463	€10,559	€833	€1,468	€(799)	€58,088
Revenues from transactions with other segments	(12)	(5)	(37)	(58)	(2)	(685)	799	—
Revenues from external customers	€41,221	€3,326	€1,426	€10,501	€831	€783	€—	€58,088

Net loss from continuing operations								€(1,537)
Tax expense								€1,125
Net financial expenses								€745
Adjustments:
Provision of U.S. investigation matters (1)	—	—	—	—	—	—	222	222
Impairment expense and supplier obligations(2)	16	161	—	265	288	—	—	730
Restructuring costs, net of reversals(3)	21	18	—	6	3	7	—	55
Gains on disposal of investments	—	—	—	—	—	(4)	—	(4)
Other(4)	7	—	—	2	(1)	22	34	64
Adjusted EBIT	€3,131	€(77)	€(150)	€(984)	€(244)	€(255)	€(21)	€1,400

Share of profit of equity method investees	€—	€—	€(123)	€234	€—	€8	€—	€119
________________________________________________________________________________________________________________________________________________
(1) Provision recognized for estimated probable loss to settle matters under investigation by the U.S. Department of Justice, primarily related to criminal investigations associated with U.S. diesel emissions matters (refer to Note 18 - Guarantees granted, commitments and contingent liabilities).
(2) Impairment expense primarily as a result of impairments recognized in LATAM, EMEA and Maserati (Refer to Note 7, Other intangible assets).
(3) Restructuring costs, primarily in North America and LATAM, related to the recognition of provisions for workforce restructuring.
(4) Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities, in the Interim Condensed
Consolidated Financial Statements included elsewhere in this report for further details)

	Mass-Market Vehicles
Nine months ended September 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€52,762	€6,173	€2,041	€15,294	€1,208	€2,175	€(1,109)	€78,544
Revenues from transactions with other segments	(14)	(9)	(36)	(64)	(7)	(979)	1,109	—
Revenues from external customers	€52,748	€6,164	€2,005	€15,230	€1,201	€1,196	€—	€78,544

Net profit from continuing operations								€1,122
Tax expense								€969
Net financial expenses								€784
Adjustments:
Impairment expense and supplier obligations(1)	87	—	—	441	210	—	793	1,531
Restructuring costs, net of reversals(2)	23	128	—	37	—	7	—	195
Brazilian indirect tax - reversal of liability/recognition of credits(3)	—	(164)	—	—	—	—	—	(164)
Gains on disposal of investments	—	—	—	—	—	(7)	—	(7)
Other(4)	51	3	—	6	9	(9)	63	123
Adjusted EBIT	€4,628	€367	€(31)	€(52)	€(159)	€(162)	€(38)	€4,553

Share of profit of equity method investees	€—	€—	€(88)	€237	€—	€11	€1	€161
________________________________________________________________________________________________________________________________________________
(1) Impairment expense recognized in third quarter of 2019 for EMEA, Maserati and also not allocated to a specific region. Additionally, impairment expense recognized in previous quarters in North America and Maserati, as well as supplier obligations of €6 million in EMEA.
(2) Restructuring costs, mainly related to LATAM, EMEA and North America, primarily includes €76 million of write-down of Property, plant and equipment and €116 million related to the recognition of provisions for restructuring.
(3) Gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil. (Refer to Note 9, Trade and other receivables).
(4) Other costs, primarily relating to litigation proceedings. (Refer to Note 18, Guarantees granted, commitments and contingent liabilities).

22. Subsequent events
On October 19, 2020, Unifor members ratified a new three year collective bargaining agreement between FCA and Unifor in Canada, covering more than 8,400 manufacturing employees across the country. The agreement expires October 2023.